ANNUAL INFORMATION FORM

FOR THE YEAR-ENDED DECEMBER 31, 2011

MARCH 30, 2012

PRIMERO MINING CORP.
Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M6

INTRODUCTORY NOTES

Cautionary Note Regarding Forward Looking Statements

            This annual information form (the “Annual Information Form” or “AIF”) contains “forward-looking information” under the provisions of Canadian provincial securities laws. When used in this AIF, words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects”, “estimates”, “forecasts”, “likely”, “goal” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

            Forward-looking statements in this Annual Information Form include those that relate to: the ability of the Company (as defined under “Corporate Structure”) to expand production at the San Dimas Mine (as defined under “Acquisition of San Dimas Mine”); the ability of the Company to successfully operate the San Dimas Mine; the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms; the expected results of exploration activities; the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined under “Business of Primero – Amended and Restated Silver Purchase Agreement”) at the fixed price realization and the recording of taxes on this basis; the identification of the potential taxes as a contingent liability and retaining access to sufficient cash to satisfy such contingent liability; increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future; expected results of reclamation activities at the San Dimas Mine; the estimation of Minerals Reserves (as defined under “Introductory Notes – Technical Information”) and Mineral Resources (as defined under “Introductory Notes – Technical Information”) and the realization of Mineral Reserve estimates (including all assumptions); the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves; the impact of new estimation methodologies on mine and production planning; the timing and success of exploration activities; the timing and the ability to expand the mill; the timing and amount of estimated future production; the ability to generate cash flows that exceed capital requirements; intentions to becoming an intermediate gold producer; capital expenditures and costs, including forecasted cash costs; the timing of the development of new mineral deposits; the sufficiency of future cash flows; the Company’s requirements for additional capital and ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions; projected gold and silver production; expected ore grades, recovery rates and through-put; the ability of the Company to comply with environmental, safety and other regulatory requirements; expected or proposed development or construction activities, including additional tunnels, plant expansion, tailings improvements and hydro-electric improvements, and the expected costs thereof; expected environmental capital expenditures; expectations regarding currency fluctuations; the ability of the Company to achieve a favourable advance ruling on its restructuring plan from Mexican tax authorities; the timing and results of union contract negotiations; the resolution of title disputes relating to the Company’s properties; the timing and possible outcome of pending litigation; future prices of precious and base metals; the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mines.

            Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF; the expectations and beliefs of management; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at the San Dimas Mine proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels or as set out in this AIF; that prices for gold and silver remains consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben and is consistent with estimations; that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine; that the Company will be able to repay its indebtedness under the Promissory Note and Convertible Promissory Note (both as defined below); that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

            Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; the ratio between the market prices of gold and silver; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources (as defined under “Introductory Notes – Technical Information”), exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions; potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined under “Corporate Structure”) and the shares of Silver Trading (as defined under “Corporate Structure”); delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; the Company’s ability to repay its indebtedness under the Promissory Note and Convertible Promissory Noteand the Company’s limited ability to incur additional indebtedness; Mexican tax authorities may not provide a favourable advance ruling supporting the Company’s restructuring plan; if the Company is required to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined under “Acquisition of San Dimas Mine”), the Company may be required to pay higher taxes with higher silver prices, and the adverse tax consequences to the Company may, depending onthe annual production of silver, increase in severity and the Company’s cash flow may not be sufficient to fund its obligations, there may be an impairment loss and a write down of the San Dimas Mine and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties; the ability of the Company to achieve projected gold and silver production and, gold and silver grades; projected cash costs of production and capital expenditures may be greater than anticipated; currency fluctuations; limitations on insurance coverage; financing of additional capital requirements; commercial viability of mineral deposits; cost of exploration and development programs; inability to complete the proposed tunnels, access routes or other development, for whatever reason;risks associated with having adequate infrastructure, including unexpected interruptions in power supply from the hydroelectric project; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and certain operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes to in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine; title disputes or claims; changes in governmental and environmental regulation that result in increased costs; cost of environmental expenditures and potential environmental liabilities; landowner dissatisfaction and disputes; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and road blocks; and risks associated with the Company having a significant shareholder. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

            Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF. The forward-looking information and statements contained in this AIF are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Currency

            Unless otherwise stated, references herein to “$” are to the Canadian dollar. References to “US$” are to the United States dollar. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Year ended December 31
	2011	2010	2009
Low for the period	$0.9449	$0.9946	$1.0292
High for the period	1.0604	1.0778	1.3000
Rate at the end of the period	1.0170	0.9946	1.0466
Average noon spot rate for the period	0.9891	1.0299	1.1420

            On March 29, 2012, the Bank of Canada noon spot rate of exchange was US$1.00 – $0.9999.

Gold Prices

            The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2011, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2011	2010(1)	2009
Low for the period	US$1319	US$1,058	US$810
High for the period	1,895	1,421	1,212
Average for of the period	1,571	1,224	972
Closing for the period	1,531	1,405	1,087
_______________________
(1)	Primero (as defined under “Corporate Structure”) acquired the San Dimas Mine on August 6, 2010. Before that date, Primero had no mining operations.

            On March 29, 2012, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was US$1,657.50.

Technical Information

            The estimated Mineral Reserves and Mineral Resources for the San Dimas Mine have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

            The term “Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

            The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

            The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

            The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

            The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

            The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

            The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

            The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors

            The disclosure in this Annual Information Form uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

            This Annual Information Form includes estimates of Mineral Reserves that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable Mineral Reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this Annual Information Form may not qualify as “reserves” under SEC standards.

            In addition, this Annual Information Form uses the terms “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. Indicated Mineral Resources and Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

            Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, other than in certain limited circumstances.

            It cannot be assumed that all or any part of “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “Indicated Mineral Resources”, or “Inferred Mineral Resources” in this Annual Information Form is economically or legally mineable.

             NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this Annual Information Form. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

            In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

            For the above reasons, information contained in this Annual Information Form may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

            Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, Primero acquired the San Dimas Mine, mill and related assets (the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). See “Acquisition of San Dimas Mine”.

            In this Annual Information Form, the terms “Company” or “Primero” refer to Primero Mining Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

            Primero has three active, wholly-owned subsidiaries – Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico, Silver Trading, which is incorporated under the laws of Barbados, and Primero Mining Luxembourg s.à r.l., which is incorporated under the laws of Luxembourg. The following chart shows the organization of Primero and the ownership of its principal properties. Primero Empresa has two directly wholly-owned service companies – Primero Compañía Minera, S.A. de C.V. and Primero Servicios Mineros, S.A. de C.V. – and one indirectly wholly-owned service company: Primero Auxiliares de Administración, S.A. de C.V.

Primero Mining Corp.
(British Columbia)
100%
100%(1)
100%
Primero Mining Luxembourg s.à r.l.(2)
(Luxembourg)
Primero Empresa Minera, S.A. de C.V.(3)
(Mexico)
Silver Trading (Barbados) Ltd.(4)
(Barbados)
100%(1)
100%(1)
Primero Compañia Minera, S.A. de C.V.(5)
(Mexico)
Primero Servicios Mineros, S.A. de C.V.(6)
(Mexico)
50%
50%
San Dimas Mine
Ventanas Property
Primero Auxiliares de Administración, S.A. de C.V.(7)
(Mexico)

_______________________
(1)	Eduardo Luna, a director of the Company and a Mexican resident, holds one share to meet Mexican corporate legal requirements.
(2)	Primero Mining Luxembourg s.à r.l. is a holding company used by the Company to finance its operations.
(3)	Primero Empresa Minera, S.A. de C.V. is the operator of the San Dimas Mine.
(4)	Silver Trading (Barbados) Ltd. is a trading and holding company.
(5)	Primero Compañía Minera, S.A. de C.V. is a service company.
(6)	Primero Servicios Mineros, S.A. de C.V. is a service company.
(7)	Primero Auxiliares de Administración, S.A. de C.V. is a service company.

            The head office of Primero is located at Suite 1640, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M6, telephone (604) 669-0040, facsimile (604) 669-0014. Primero also has a corporate office located at Suite 1202, 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 1T1, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website address is www.primeromining.com.

GENERAL DEVELOPMENT OF THE BUSINESS

            Over the last three years, Primero has transformed itself from a capital pool corporation listed on the TSX Venture Exchange (the “TSXV”) to a gold and silver producer listed on the Toronto Stock Exchange (the “TSX”) and, since August 15, 2011, the New York Stock Exchange (“NYSE”). Effective June 24, 2011, Primero was added to the Russell Global Index and effective September 16, 2011, Primero was added to the S&P/TSX SmallCap Index.

Initial Organization and Operations

            The Company was incorporated as “Apoka Capital Corporation” in November, 2007. In July 2008, the Company was listed on the TSXV as a “Capital Pool Company” under the symbol “ACK.P”.

            In October 2008, the Company completed its qualifying transaction under the TSXV’s Capital Pool Company policy (the “Qualifying Transaction”) by acquiring privately-owned Mala Noche Resources Corp. (“Mala Noche”). The Qualifying Transaction was a reverse takeover under Canadian GAAP and the policies of the TSXV whereby the Company acquired all of the outstanding securities of Mala Noche in exchange for common shares of the Company (“Common Shares”) and options to purchase Common Shares.

            Concurrent with the completion of the Qualifying Transaction, the Company, as the resulting issuer, changed its name to “Mala Noche Resources Corp.” In October 2008, the Company commenced trading on the TSXV as a Tier 2 Mining Issuer under the symbol “MLA”.

            At the time of the Qualifying Transaction, Mala Noche held an option to acquire the Ventanas property. The Company last drilled on the Ventanas property in 2008 and since then the property has been on care and maintenance. After placing the Ventanas property into care and maintenance, the Company focused its efforts to pursue an acquisition of a producing property. See “Business of Primero – Ventanas Exploration Property”.

Current Operations

            On August 6, 2010, the Company completed the acquisition of the San Dimas Mine and related assets. See “Acquisition of San Dimas Mine”, “Business of Primero” and “San Dimas Mine”.

            On July 12, 2011, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate Minerals Corporation (“Northgate”). On August 29, 2011, the Arrangement Agreement was terminated as Northgate had received a proposal from another company. As a result and as provided for in the Arrangement Agreement, Northgate paid the Company a termination fee of $25 million.

            The Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources.

            Initiatives designed to increase production include ensuring that daily throughput is at capacity (currently 2,100 tonnes per day), improving productivity per man shift, controlling mining dilution, accelerating mine development to increase the number of working faces, completing strategic tunnel connections and enhancing mine planning. In 2012 Primero expects to produce between 100,000 and 110,000 gold equivalent ounces in-line with 2011 production, based on higher throughput at lower grades.

            Productivity improvements and completing strategic tunnels will also help to reduce costs. Cash production costs are expected to be $630 to $660 per gold equivalent ounce in 2012, similar to actual costs in 2011 despite the increase in planned throughput.

            In early 2012, prompted by a lack of predictability between mine production and the historical Mineral Reserve and Mineral Resource model, the Company completed a review of the Mineral Reserve and Mineral Resource estimation methodology used at San Dimas. As a result of this review, the Company changed its estimation methodology from a polygonal to a geostatistical approach, reducing the estimated Mineral Reserves and Mineral Resources and reclassifying a substantial portion of Inferred Mineral Resources to exploration potential. The Company has planned an extensive exploration program in 2012 in order to increase the Mineral Reserves and Mineral Resources at San Dimas. Exploration target selection and prioritization for 2012 focuses on the mineralized veins that occur in the prolific central corridor of the district. This south-west to north-east trending corridor contains the Roberta and Robertita veins, both systems being noted for their thickness, high-grade and lateral extensions. A primary objective of 2012 is to examine the potential north-east and south-west extensions of the Roberta and Robertita vein systems. Capital expenditures in 2012 are planned to remain steady with 2011, with underground development and exploration drilling accounting for around 70% of the expected $30 million expenditure. This includes 65,000 metres of diamond drilling, consisting of 35,000 metres of delineation drilling and 30,000 metres of exploration drilling and 5,000 metres of infrastructure drifting plus 3,000 metres of exploration drifting.

ACQUISITION OF SAN DIMAS MINE

            On August 6, 2010, Primero completed the acquisition (the “Acquisition”) of the San Dimas gold-silver mining operations (the “San Dimas Mine”) from DMSL and the shares of Silver Trading from GSBL. Each of DMSL and GSBL is an indirect, wholly-owned subsidiary of Goldcorp. The Acquisition was completed pursuant to the terms of an Asset Purchase Agreement (the “Asset Purchase Agreement”) and a Share Purchase Agreement (the “Share Purchase Agreement”), each dated July 29, 2010. As part of the Acquisition, Primero also acquired the mill at San Dimas, all facilities and equipment attached and related to the San Dimas Mine, a plane and helicopter used to support the San Dimas operations, a hydroelectric generation project that provides power to the San Dimas Mine and the Ventanas exploration properties on which the Company held an option.

            Primero purchased the San Dimas Mine and related assets for an aggregate purchase price of US$489 million (the “Purchase Price”) and assumed all liabilities associated with the San Dimas Mine, including environmental and labour liabilities. The San Dimas Mine was acquired on an “as is, where is” basis. The Purchase Price was paid as to (a) US$220 million in cash, (b) the issuance and delivery of 31,151,200 Common Shares with a value of US$159 million, (c) the issuance of the US$50 million Promissory Note and (d) the issuance of the US$60 million Convertible Promissory Note (of which US$30 million was repaid on October 19, 2011).

            To fund the cash portion of the purchase price for the Acquisition, on July 20, 2010 the Company completed an offering of 50,000,000 subscription receipts at an offering price of $6.00 per subscription receipt for gross proceeds of $300 million. Immediately before the completion of the Acquisition, the Company consolidated its Common Shares on the basis of one new Common Share for every 20 pre-consolidation Common Shares. On the closing of the Acquisition, each subscription receipt was automatically converted into one post-consolidation Common Share of the Company and 0.4 of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional post-consolidation common share at a price of $8.00 per share until July 20, 2015.

            Concurrent with the completion of the Acquisition, DMSL entered into a transition services agreement dated August 6, 2010 with the Company and its subsidiary, Primero Empresa (the “Transition Services Agreement”). As certain matters related to the sale of the San Dimas Mine could not be completed by the closing time of the acquisition, the Transition Services Agreement provided for the orderly transfer of the operations of the San Dimas Mine to Primero Empresa. A majority of these transition issues have now been resolved. The only significant outstanding matter is obtaining a permit to operate aircraft used to supply the mine and the registration of surface land rights. Primero is currently operating its aircraft through a licensed carrier owned by DMSL.

            Before the Acquisition, an amount of refined silver equal to all silver produced from the San Dimas Mine was sold to Silver Wheaton (Caymans) Ltd. (“SW Caymans”), a subsidiary of Silver Wheaton Corp. (“Silver Wheaton”), under a restated silver purchase agreement dated March 30, 2006 entered into with Silver Trading (the “Restated Silver Purchase Agreement”). SW Caymans made upfront payments comprised of cash and shares of Silver Wheaton as consideration for its rights to purchase silver under this agreement at fixed prices. Concurrent with the closing of the Acquisition, Silver Trading was acquired by the Company and the Restated Silver Purchase Agreement was amended and restated effective August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”). The August 6, 2010 amendments included the introduction of an annual threshold for silver deliveries to SW Caymans. For the first four years after the Acquisition, the first 3.5 million ounces of an amount of refined silver equal to all silver produced at the San Dimas Mine plus 50% of the excess are required to be sold to SW Caymans. After the fourth year, for the life of the mine, the first 6 million ounces of an amount of refined silver equal to all silver produced at the San Dimas Mine plus 50% of the excess are required to be sold to SW Caymans. Any silver not required to be sold to SW Caymans is available to be sold by the Company at market prices. The Amended and Restated Silver Purchase Agreement now governs all purchases of silver produced from the San Dimas Mine by SW Caymans.

            Under the Asset Purchase Agreement, the Company has agreed that it will not, directly or indirectly, acquire any interests or other rights to mineral properties, royalty interests, surface rights or water rights within specified areas (the “Goldcorp Area of Interest”) until after August 6, 2013. The Goldcorp Area of Interest will extend 20 kilometres from the external boundary of each mineral property in Mexico owned by Goldcorp and its affiliates.

            On the closing of the Acquisition, the Company entered into an agreement with DMSL that grants to DMSL certain pre-emptive share purchase rights and the right to nominate directors of the Company (the “Participation Agreement”). Provided DMSL and its affiliates (which include Goldcorp) continue to beneficially own at least 10% of the issued and outstanding Common Shares, DMSL will have the right to maintain their aggregate percentage of issued Common Shares following completion of the Acquisition, and designate, after consultation with the Company, a number of individuals (the “DMSL Director Nominees”) to be initially appointed and to serve as directors of the Company and thereafter to be nominated at each meeting of shareholders at which directors are to be elected.

            The number of DMSL Director Nominees will be determined from time to time by multiplying (a) the percentage of the issued and outstanding Common Shares held beneficially by DMSL and its affiliates (excluding shares issuable on the exercise of any outstanding warrants held by DMSL and its affiliates), by (b) the number of directors constituting the board of directors of the Company (the “Board”) at such time, with the product rounded down to the closest whole number of directors. Currently, there are two DMSL Director Nominees on the Board – Mr. Timo Jauristo and Mr. Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Finance, respectively, of Goldcorp. This pre-emptive purchase right will not, however, apply to Common Shares issued by the Company under any of its share incentive plans. See “Risk Factors – Significant Shareholder”.

            A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the Asset Purchase Agreement, Share Purchase Agreement and Amended and Restated Silver Purchase Agreement have been filed on www.sedar.com.

BUSINESS OF PRIMERO

Overview

            Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property, the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and one exploration property, Ventanas, located in Durango state, Mexico.

            The Company intends to transition from being a single-asset gold producer to become an intermediate gold producer. The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production within the next two years, by increasing production at the San Dimas Mine and by considering and, if appropriate, making further acquisitions of precious metal properties in Latin America.

            The Company believes that the San Dimas Mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. The Company expects to produce between 100,000 and 110,000 ounces (gold equivalent) in 2012, based on higher throughput at lower grades. Underground development in 2012 will be focused in the main mining (Central Block) and exploration (Sinaloa Graben) blocks. In 2012 the majority of the ore is anticipated to come from the Central Block with approximately 20% from the higher-grade Sinaloa Graben. The Company expects to make a decision to expand the milling facility to either 2,500 tonnes per day or 3,000 tonnes per day in the third quarter of 2012. Detailed engineering will begin early in 2012 to determine the optimal mill size given the Mineral Reserve and Mineral Resource grade and the level of planned development.

            The Company believes that it can continue to expand Mineral Reserves capacity by focussing new drilling programs on areas of good exploration potential – principally the prolific central corridor of the district. This southwest to north-east trending corridor contains the Roberta and Robertita veins, both systems being noted for their thickness, high-grade and lateral extensions. A primary objective of 2012 is to examine the potential north-east and south-west extensions of the Roberta and Robertita vein systems, particularly in the Sinaloa Graben. Previous workings at the San Fernando area of the mine to the north-east and the West Block to south-west were also noted for above average grade and thickness. See “San Dimas Mine – Exploration and Drilling (2011 / Early 2012)” and “San Dimas Mine – Contemplated Exploration and Development Activities”. Cash flow from the San Dimas Mine is expected to provide the Company with an internal source of capital to fund mine development and exploration projects. The Company estimates that gold production at San Dimas can average 130,000 ounces (175,000 gold equivalent ounces) annually over the next five years.

Product Summary

            The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell. The Company is not dependent on a particular purchaser with regard to the sale of gold, but a significant portion of its silver is sold to SW Caymans under the Amended and Restated Silver Purchase Agreement. See “Business of Primero – Amended and Restated Silver Purchase Agreement”. The following table sets out the Company’s revenue by product for each of the last two financial years (before August 6, 2010, the Company had no mining operations):

	Financial year ended
	December 31
	2011	2010(1)
	US$	US$
Gold	120,957,000	52,018,000
Silver	35,585,000	8,260,000(2)
Total	156,542,000	60,278,000
_______________________
(1)	Before August 6, 2010, the Company had no mining operations.
(2)	Substantially all silver is sold at a below market, fixed price. See “Business of Primero – Amended and Restated Silver Purchase Agreement”.

San Dimas Mine

            The San Dimas Mine consists of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. In 2011, the San Dimas Mine produced 79,564 ounces of gold and 4.6 million ounces of silver. The San Dimas Mine is located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

            The typical mining operations employed are mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas in San Dimas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré. The mill currently has an installed capacity of 2,100 tonnes per day. In 2011, the mill averaged 1,950 tonnes per day (based on 340 days of production).

Recent Operating History for the San Dimas Mine

            During the year ended December 31, 2011, San Dimas produced 102,224 gold equivalent ounces (comprised of 79,564 ounces of gold and 4.6 million ounces of silver), 7% less and 2% more, respectively, than 2010. The reduction in gold production was primarily due to a 14% decrease in grades in the main production stopes. The impact of the decline in grade was partially offset by an 8% increase in throughput from an average of 1,800 tonnes per day in 2010 to 1,950 tonnes per day in 2011.

            Total cash costs on a gold equivalent basis in 2011 were $640 per ounce compared with $584 per ounce in 2010 as a 12% increase in cash operating costs was partly offset by a 2% increase in gold equivalent ounces. The main cost increases were in personnel due to new hires and higher wages and benefits, cyanide (because of a global shortage) and power (due to the below average rainy season that reduced power from the Company’s hydro generating facility and required power to be purchased off the grid). In addition, a higher proportion of exploration expenditures were incurred in the main production areas of the mine rather than future production areas, so relatively more exploration costs were expensed in 2011. Although gold production in 2011 was 7% lower than 2010, the impact of selling a portion of silver production at spot prices increased gold equivalent ounces of silver by 53% in 2011 as compared to 2010. On a by-product basis, the benefit of silver spot sales reduced total cash costs to $384 per gold ounce in 2011 from $471 per gold ounce in 2010.

            Significant portions of the remediation plan for up-grading the Tayoltita tailings dam to international standards were completed in 2007 and work has continued on improving this dam, with the most important work being the construction in 2009 of two basins in the back of the dam and the completion in 2011 of a third tailings filter, which significantly increases the efficiency of the tailings filtering process.

Exploration and Development Plans for the San Dimas Mine

            In 2012, Primero expects to produce between 100,000 and 110,000 gold equivalent ounces, which is in-line with 2011 production, based on higher throughput at lower grades. Capital expenditures in 2012 are planned to remain steady compared with 2011, with underground development and exploration drilling accounting for around 70% of the expected US$30 million expenditure. This will include 65,000 metres of diamond drilling, consisting of 35,000 metres of delineation drilling and 30,000 metres of exploration drilling. Infrastructure drifting is expected to total 5,000 metres plus 3,000 metres of exploration drifting. The remainder of the capital expenditures in 2012 will be sustaining capital of US$5.8 million plus capital projects of US$4.1 million. As a result of the Company undertaking a review of its Mineral Reserve and Mineral Resource estimation methods, the decision to expand the milling facility to 2,500 or 3,000 tonnes per day is expected to be made later in 2012. See “San Dimas Mine – Mineral Resource and Mineral Reserve Estimates”.

            The underground development in 2012 will be focused in the main mining (Central Block) and exploration (Sinaloa Graben) blocks. In 2012, the majority of the ore is expected to come from the Central Block, with approximately 20% from the higher-grade Sinaloa Graben block. Exploration target selection and prioritization for 2012 focuses on the mineralized veins that occur in the prolific central corridor of the district. This south-west to north-east trending corridor contains the Roberta and Robertita veins, both systems being noted for their thickness, high-grade and lateral extensions. A primary objective of 2012 is to examine the potential north-east and south-west extensions of the Roberta and Robertita vein systems.

Environmental Matters for the San Dimas Mine

            On January 3, 2012, tailings containing 5 ppm cyanide was spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the accident. The Mexican federal attorney for environmental protection, Procuraduría Federal de Protección al Ambiente (“PROFEPA”), and the Mexican national water commission, Comisión National del Aqua (“CNA”), visited the site in January 2012. The Company understands that both the PROFEPA and the CNA considered the spillage to be localized. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to the Company that they considered the incident as localized and under control. The letter specifies that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, the Company has taken a number of corrective actions including building a temporary containment structure for the tailings pipe (design specifications for a permanent solution are under consideration) and conducting a preliminary assessment to confirm that there is no residual impact to Piaxtla River aquatic life (an external expert will conduct a further assessment during the second quarter of 2012). The CNA will remit the final report and impose fines, if any, against the Company following their receipt of PROFEPA’s final report and recommendations. See “Risk Factors – San Dimas Tailings Management Risks”.

Amended and Restated Silver Purchase Agreement

            As part of the Acquisition, Primero assumed, with amendments, the Amended and Restated Silver Purchase Agreement. The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans. After meeting its contractual obligations to SW Caymans, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

•

the term of the Amended and Restated Silver Purchase Agreement will be for the life of the San Dimas Mine, with an initial term expiring October 15, 2029 (the “Initial Term”) with automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

•	Silver Trading will sell annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

o

a number of ounces of Refined Silver equal to all silver in respect of which Primero Empresa or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount will be 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter;

o

after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount. For the Contract Year ended August 5, 2011, the Company had delivered the Threshold Amount by June 2011;

•

the purchase price for the Refined Silver will be equal to the lesser of (a) a fixed price of US$4.04 plus an increase of one percent annually (US$4.20 commencing in August 2014 plus an annual one percent increase) and (b) the market price of Refined Silver at the time of sale;

•

if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

	o	the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

multiplied by

o	US$0.50 per ounce;
  provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined below), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

  until the third anniversary of the Acquisition and the satisfaction of certain financial covenants, the Company and its affiliates are prohibited from incurring financial indebtedness in excess of US$50 million, excluding the Promissory Note and Convertible Promissory Note, issued to DMSL in partial payment of the Purchase Price, without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent is not required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of US$50 million in the event that:

o	the Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

o

  the Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

  the Company and Silver Trading will cause all silver produced by Primero Empresa to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Primero Empresa and its affiliates;

  the Company and Silver Trading will cause Primero Empresa to operate the San Dimas Mine in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Primero Empresa is receiving all of the silver production;

  the Company and Silver Trading will cause Primero Empresa not to abandon any of the mineral properties that constitute the San Dimas Mine, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Primero Empresa proposes to abandon or let lapse;

  the Company has granted a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the Amended and Restated Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

  the mineral properties that form the San Dimas Mine may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.

            Silver Trading is currently entitled to purchase from Primero Empresa silver produced from the San Dimas Mine under a silver purchase agreement that provides that

  Primero Empresa will sell to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the Silver Purchase Agreement; and

  Silver Trading will pay to Primero Empresa a price for all Refined Silver equal to the lesser of approximately US$4 per ounce (adjusted for inflation) and the prevailing market price of Refined Silver at the time of sale.

            See “Risk Factors – Silver Contract and Taxes”, “Risk Factors – Indebtedness”, “Risk Factors – Acquisition Identification and Integration Risks”, “Risk Factors – Conflicts of Interest”, and “Risk Factors – Additional Debt”.

Agreements in Support of the Silver Purchase Agreement

            Silver Trading has granted to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property as security for its obligations under the Amended and Restated Silver Purchase Agreement. In addition, the Company and Primero Empresa have guaranteed the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement. In support of its guarantee, the Company has granted in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property, which security will include stock pledges of the Company’s interests in Silver Trading and Primero Empresa. In support of its guarantee, Primero Empresa has granted in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property and granted, on the completion of all property transfers to Primero Empresa, a first ranking mortgage, subject only to certain permitted encumbrances, against the mining concessions, real property and mineral processing facility relating to the San Dimas Mine. The security granted or to be granted will be subject to the following qualifications:

  the security will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mine, and any shares or other equity interest in a company that does not own any interest in Primero Empresa or the collateral granted by Primero Empresa; and

  the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the Amended and Restated Silver Purchase Agreement, with respect to financial indebtedness permitted under the Amended and Restated Silver Purchase Agreement, as described above, up to a limit of US$50 million and subject to the execution of an inter-creditor agreement between SW Caymans and the applicable lender.

            Concurrent with the entering into of the Amended and Restated Silver Purchase Agreement, Goldcorp delivered to SW Caymans a guarantee (the “Guarantee”) and Primero and certain of its affiliates entered into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Guarantee and the Indemnity Agreement provide that:

  Goldcorp guarantees to SW Caymans the performance of the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

  the Company and its affiliates have agreed to indemnify Goldcorp for any payments that Goldcorp is required to make under the Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement);

  Goldcorp has agreed to indemnify the Company and its affiliates for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the Amended and Restated Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement); and

  the Company and its affiliates have provided security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted and to be granted to SW Caymans and such security will be subject to substantially the same restrictions on indebtedness and other covenants in favour of SW Caymans and the Company as are provided for in the Amended and Restated Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Advance Tax Ruling Application

            During 2011, silver sales under the Amended and Restated Silver Purchase Agreement realized approximately US$4.00 per ounce; however, the Company’s provision for income taxes before and including the third quarter of 2011 was based on sales at market prices. On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on revenue from actual realized prices rather than spot prices for silver. The review of the Company’s application is likely to take 12 to 14 months, at the end of which the tax authority will issue a tax resolution letter specifying the pricing method that it considers appropriate for the Company to apply to intercompany sales under the Amended and Restated Silver Purchase Agreement. During this application process, the Company may record its revenues and intercompany pricing under the terms that it considers reasonable. Commencing in the fourth quarter of 2011, after completing a restructuring, the Company recorded revenue under the Amended and Restated Silver Purchase Agreement at the fixed price realized and recorded income taxes on the same basis. The Company intends to continue to record revenue and taxes on this basis for the foreseeable future. Throughout the application process, the Company intends to identify the potential tax as a contingent liability and plans to retain access to sufficient cash to satisfy that contingent liability in the event of an unfavourable ruling. As at December 31, 2011, the amount of cash retained to satisfy this contingent liability was US$9.8 million. See “Risk Factors – Silver Contract and Taxes”.

Silver Call Options

            As part of its ongoing tax mitigation strategy, in September 2011, the Company purchased call options (the “Call Options”) on 1,489,400 ounces of silver at a strike price of US$49.00 on 30% of silver production expected to be sold under the Amended and Restated Silver Purchase Agreement over the period from October 1, 2011 to September 30, 2012. By covering 30% of expected sales under the Amended and Restated Silver Purchase Agreement, the Call Options were designed to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. As of December 31, 2011, contracts for 400,000 ounces of silver had expired out of-the money (for a realized loss of US$367,460) and contracts for 1.1 million ounces of silver were marked-to-market (for an unrealized loss of US$3.2 million).

            This was the second tranche of silver call options that the Company purchased in 2011. In March 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. The contracts covered approximately two-thirds of the monthly silver production sold to SW Caymans over the period April 1, 2011 to September 30, 2011 (to cover the tax exposure and to potentially gain from a rise in the price of silver). All contracts under the March 18, 2011 purchase had expired by December 31, 2011, realizing an aggregate loss of US$348,000.

Ventanas Exploration Property

            As part of the Acquisition, Primero acquired the Ventanas exploration property located in the Ventanas mining district in Durango State, Mexico. This property was previously under option to Primero. This exploration property is comprised of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres. The Company last drilled on the property in 2008 and since then the property has been on care and maintenance. Primero is assessing its future plans for the Ventanas property.

Competitive Conditions

            The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected. Further, Primero has agreed not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates. See “Risk Factors – Competition”.

Changes to Contracts

            As at December 31, 2011, Primero had 567 unionized employees at the San Dimas Mine who are members of two unions: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed annually. In 2012, only the compensation aspects of the union contracts are due to be negotiated. Primero believes that its current relations with its employees and the unions are good and that the effect of the contract negotiations in 2012 will be in line with its budgets. See “Business of Primero – Employees” and “Risk Factors – Labour and Employment Matters”.

Environmental Protection

            The Company’s mining, exploration and development activities are subject to various levels of Mexican federal and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, all of which the Company is currently in material compliance. The financial and operational effects of environmental protection requirements on capital expenditures, earnings, expenditures and the Company’s competitive position during the fiscal year ended December 31, 2011 were not material, other than completion of the third tailings filter for a cost of US$1.3 million in 2011. In 2012 the Company plans to purchase additional pumps to transport tailings to the tailings facility at a cost of US$1.4 million.

            In March 2012, the Company was awarded the ESR designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment. Only 572 companies in Mexico currently have the ESR award.

            The Company has accounted for its asset retirement obligation, consisting of reclamation and closure costs for the San Dimas Mine, in its financial statements. See “San Dimas Mine – Environmental Matters”, “San Dimas Mine – Tayoltita Tailings”, “San Dimas Mine – San Antonio Tailings”, “San Dimas Mine – Environmental Capital Expenditures”, and “Risk Factors – Environmental Risks and Hazards”.

Employees

            As at December 31, 2011, the Company had the following employees and contractors:

	Full-Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Mexico City Office	13	Nil	Nil	13
San Dimas Mine	488	567	131	1,186
Vancouver Office	5	Nil	1	6
Toronto Office	7	Nil	Nil	7
Total	513	567	132	1,212

Foreign Operations

            All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; hostage taking; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in Mexico are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Local Groups”, “Risk Factors – Foreign Operations Risks” and “Risk Factors – Mining Operations in Mexico”.

Environmental, Social and Governance Policies

            Primero’s operating practices are governed by the principles set out in its Health and Safety Policy and Code of Ethics. The Environmental, Health and Safety Committee of the Board, which was appointed in December 2010 and reports to the Board, provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Report and website.

            Primero has an active and continuous corporate social responsibility (“CSR”) program focused on health and safety, positive community relations and protection of the environment.

            Health and safety at San Dimas is administered by the Central Safety Committee, which is chaired by the general manager of the mine and its members include all superintendents of operations and services. The Central Safety Committee meets monthly to consider all aspects of industrial safety. Employees are recognized for their safety awareness each month as a way to encourage safe practices. The Central Safety Committee oversees a number of subcommittees, including the Documentary System Subcommittee, which defines (documents) standard work procedures for each job function; the Preventative Observations Subcommittee, which encourages the reporting of unsafe practices, so that they can be publicized and eliminated, and conducts ad hoc safety reviews, and the Subcommittee on Accident and Incident Investigation, which analyses each accident or incident (there were 13 in 2011), makes recommendations and monitors compliance with its recommendations. In 2011, Primero participated in the Self-management Program for Safety and Health at Work in conjunction with the Ministry of Labour and determined that its compliance with health and safety regulations at work was 93%. The Company also has monthly campaigns focused on a particular health or safety issue, for example defensive driving, safe handling of sodium cyanide and security in high altitude work. Primero’s rescue squad has a regular program of training and emergency response exercises. In 2011, the mine rescue squad placed first in a national competition of rescue squads organized by the Mining Chamber of Mexico. These health and safety programs are yielding results as the total accident frequency index declined in 2011 for the sixth consecutive year.

            With respect to community relations, in 2011, Primero carried out a study to determine the economic, social and cultural development of the communities in which it operates, with the aim to improve community development. Surveys were sent to 925 households (representing 95% coverage) to gather information about housing, demographic data, health data, family relationships and community involvement. Primero supports community education and provides a 75% tuition subsidy to all students who attend the school in Tayoltita. In 2011, 220 students were enrolled at the school. Other community initiatives in 2011 included rehabilitation of Tayoltita’s child care facilities; the provision of workshops on the prevention of addictions in community schools, and the creation of a bi-monthly magazine to serve as a communication channel between workers and the community to promote interest in the mining industry and stimulate sharing of ideas and experiences. In March 2012, the Company was awarded the prestigious “Socially Responsible Company” (ESR) designation by CEMEFI, the Mexican Center for Philanthropy, in recognition of its commitment to sustainable economic, social and environmental operations.

            Primero introduced a number of campaigns in 2011 to increase environmental awareness, including collecting and disposing of outdated household appliances (three tons of appliances were shipped to Durango for proper disposal); organizing schools, the municipality and its workforce to clear up the debris along the Piaxtla River (16 tons of garbage was removed), complemented by talks to encourage respect for the environment, and, in collaboration with the Ministry of Education and the Youth Integration Centre, holding talks on water care, energy and the environment. The Company carried out various aquatic life studies in the Piaxtla River to identify fish species and macro invertebrates and assess their habitats, and to test water quality at four monitoring stations, both upstream and downstream from the mine. Primero also carried out an atmospheric study in collaboration with a third-party environmental consulting company. Results of the study confirmed that particle emissions generated by various functions (for example, the plant, the crushing facility and the smelting furnace) were all below regulatory limits established by SEMARNAT (the Mexican environmental protection agency) and that air quality at San Dimas was at acceptable levels.

            In 2011, the Company completed the installation of a third tailings filter (the project started construction in 2010). The third filter has a capacity of 353,160 tonnes per year, adding to the combined capacity of the first two filters of 410,400 tonnes per year. With the new filter, San Dimas achieved 85% efficiency in the tailings filtering process. In the five months that the new filter was operating in 2011, the Company was able to recover an average of 43,000 tonnes of solution each month to be recycled into the leaching process. The third filter also provides redundancy in the event that any one of the filters is not operating.

            The Company plans to continue to promote and expand the CSR programs that it has already implemented in 2012. Building employee and community awareness of health and safety issues and protection of the environmental will remain a priority. The mine is the economic and social driving force of the community and Primero will continue to strengthen its involvement in the community.

SAN DIMAS MINE

            Except for information after March 1, 2011, scientific and technical information under the headings “Property Description and Location”, “Access, Climate, Local Resources, Infrastructure and Physiography”, “Environmental Matters”, “History”, “Geological Setting”, “Exploration and Drilling (General)”, “Deposits and Mineralization”, “Las Truchas Hydro Generating Power Plant/Line”, “Tayoltita Tailings”, “San Antonio Tailings” and “Environmental Capital Expenditures” has been summarized from the technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation” dated March 11, 2011 (the “WGM Technical Report”), prepared by Velasquez Spring, P.Eng., Senior Geologist and Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited in accordance with NI 43-101. The WGM Technical Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

            The information under the headings “Mineral Concessions, Royalties and Permits”, “Taxes”, “Exploration and Drilling (2011/ early 2012)”, “Contemplated Exploration and Development Activities”, “Sampling, Assay and Security” and “Mining Operations” and all other information after March 1, 2011 (other than the disclosure under “Mineral Resource and Mineral Reserve Estimates”), have been prepared by Primero and are not part of the WGM Technical Report. The scientific and technical information regarding exploration results contained under such headings or after March 1, 2011 (other than such disclosure under “Mineral Resource and Reserve Estimates”) has been prepared by the Company based upon information prepared by or under the supervision of Mr. Joaquin Merino-Marquez, P.Geo. Vice President, Exploration for Primero.

            On January 17, 2012, Primero announced that it was undertaking a review of its reserve and resource estimation methods in order to assess whether the use of other estimation methodologies might allow Primero to improve mine planning and more accurately predict actual grade and therefore production. On March 28, 2012 Primero announced the results of that review and new resource and reserve estimates. See “San Dimas Mine – Mineral Resource and Mineral Reserve Estimates”.

            The change in reserve and resource estimates at San Dimas does not impact Management’s confidence in the ultimate mineral potential of the mine. Primero believes that the new estimation approach and further drilling and mine development will result in more accurate mine planning, new mineral discoveries and a reasonable amount of the exploration potential being converted into Mineral Resources. Over 300,000 ounces of gold in the current Inferred Mineral Resource are within current infrastructure and constrained within the mineralization envelope of the known veins, ready to be infill drilled with the aim of converting to Mineral Reserves.

            The scientific and technical information under the heading “Mineral Resource and Mineral Reserve Estimates” contained herein is based on information prepared by or under the supervision of Mr. Rodney Webster, MAIG, Mr. Herbert A. Smith P.Eng. and Mr. J. Morton Shannon P.Geo., all of AMC Mining Consultants (“AMC”) and each a “Qualified Person” for the purposes of NI 43-101. Mr. Webster, Mr. Smith and Mr. Shannon are independent of the Company and have not previously reported on the San Dimas Mine. This information was also included in a press release issued by Primero on March 28, 2012. AMC is in the process of completing a new technical report on the San Dimas mine (the “AMC Technical Report”) that will be prepared under NI 43-101 and will replace the WGM Technical Report. While under NI 43-101 the AMC Technical Report is required to be filed on SEDAR concurrent with the filing of this AIF, pursuant to the terms of an exemption order issued by the Canadian Securities Administrators, the AMC Technical Report can be filed not later than May 15, 2012.

Property Description and Location

            The San Dimas mining district is centered on latitude 24°06’N and longitude 105°56’ W located about 125 kilometres NE from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. The following map shows the location of the San Dimas Mine.

            The San Dimas District located on the border of Durango and Sinaloa states is divided into 5 different mines (or blocks) and includes: West Block, Sinaloa Graben Block, Central Block, Tayoltita and Santa Rita mines. The San Dimas properties are surveyed and contained in a contiguous block in an area of 24,965.51 ha. Primero also holds 28 mining concessions (3,470.4 ha) at Mala Noche-Ventanas-San Cayetano (the “Ventanas Project”) a former small, underground mine located approximately 23 kilometres SE from the San Dimas mine. The West Block, Sinaloa Graben Block, Central Block, Tayoltita and Santa Rita mines locations are shown on the following map.

Access, Climate, Local Resources, Infrastructure and Physiography

            Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

            Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa along a 55 kilometres long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for approximately six months of the year during the spring dry season. San Ignacio is connected to Mazatlan by approximately 70 kilometres of paved roads.

            The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 TM C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

            Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the area with approximately 5,000 inhabitants including mining company personnel. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population, and population outside the mining and sawmill camps is sparse.

            Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

            Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro electrical power provides about 75% of the total requirement of San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the operations of San Dimas are mainly supplied by the FPCSS. The Company is considering installing additional turbines at a lower elevation point in the river to increase the power generation of the Las Truchas facility from 50 GW to 150 GW.

            The main infrastructure of the San Dimas district consists of; roads, townsite, airport, crushing and processing facilities (Tayoltita mill), old San Antonio mill and the Tayoltita/Cupias and San Antonio tailings facilities (the San Antonio facility is currently under reclamation), Las Truchas hydro generation facilities, diesel power plant and San Dimas mines divided in 5 blocks.

            The Tayoltita mine is the closest operation to the process plant and town site of Tayoltita and is located 400 metres North East the process plant.

            The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill.

            The Central block is currently the most active mine and is located 2,000 metres downstream from the process plant. The ore from this operation is hauled by a road parallel to the Piaxtla River and sent directly into the mill.

            The Sinaloa Graben Mine is the most recent operation integrated to production, and right now where the major exploration and growth is expected; the Sinaloa Graben is located 1,000 metres downstream from the Central Block mine.

            The West Block mine is located seven kilometres west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed from Tayoltita by a three kilometre road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Vicente creek bed to the Contraestaca village, for a total drive of approximately 45 minutes.

            The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River.

Mineral Concessions, Royalties and Permits

            As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities, and the licences are in good standing. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

            There are no royalties payable to any entity. Current Mexican legislation does not require government royalty payments. Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations.

Environmental Matters

            At the time of Goldcorp’s acquisition of the San Dimas operations (through a predecessor company, Wheaton River Minerals Ltd. (“Wheaton River”)), the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition by Goldcorp in 2002, a number of improvements have been made; all improvements suggested by the international consultants were completed in 2008 and related to the stability of the dams and in 2011 for the management of the tailings. Since 2011, the tailings containment sites are 100% operational and now comply with the international regulations.

            DMSL’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

            The deficiencies with the tailings management aspect of the operations were addressed by the previous owner of the mine and capital investments were made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice. Capital expenditures for environmental purposes since 2004 have totaled approximately US$13.90 million at Tayoltita/Cupias and US$9.8 million at San Antonio. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailings dam in 2005 was US$1.6 million, US$0.6 million in 2006, US$3.2 million in 2007, US$1.5 million in 2010 and US$3.2 million in 2011.

            As a result of the spill from a tailings pipe in January 2012, Primero has taken a number of corrective actions including building a temporary containment structure for the tailings pipe (design specifications for a permanent solution are under consideration) and conducting a preliminary assessment to confirm that there is no residual impact to Piaxtla River aquatic life (an external expert will conduct a further assessment during the second quarter of 2012). See “Business of Primero – San Dimas Mine – Environmental Matters for the San Dimas Mines”.

            Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the San Dimas tailings management operations are expected to continue to comply with the operating standards required in Mexico and international guidelines.

Taxes

            Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to mining company operations in Mexico; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28%, it is 30% from 2010 to 2012, and it will be 29% during 2013 and 28% for 2014 and subsequent taxation years. On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on revenue from actual realized prices rather than spot prices for silver. See “Business of Primero – Amended and Restated Silver Purchase Agreement – Advance Tax Ruling Application”.

            The FRBT is a minimum tax that applies in addition to the corporate income tax. The tax is applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009 and 17.5% from 2010 to 2012. The base to which the FRBT is applied is determined by deducting from gross income certain items, such as expenses associated with purchasing goods, rendering independent services, and leasing goods, or expenses incurred in connection with the administration of such activities. Some expenses that are deductible in determining taxable income for income tax purposes, such as salaries, interest in some cases and royalties with foreign related parties are not deductible in determining the FRBT. However, certain tax credits are available to offset the FRBT, including income tax paid during the same fiscal year; a credit on certain salary-related expenses and social security contributions paid by an employer; a credit on losses, a credit on fixed assets; and monthly FRBT payments. The FRBT follows a cash flow system, which could distort the crediting of income tax against the FRBT. Finally, special rules apply to certain taxpayers, such as corporate groups that file consolidated tax returns.

History

            The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence in 1810. Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

            In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

            Historical production through 2011 from the San Dimas Mine is estimated at 11 million ounces of gold and 582 million ounces of silver, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas Mine during 2011 was 79,564 ounces of gold and 4.6 million ounces of silver, while production in 2010 was 85,429 ounces of gold and 4.5 million ounces of silver (31,943 ounces of gold and 1.79 million ounces of silver, respectively, from August 6, 2010 to December 31, 2010). Historical production for the San Dimas Mine from 2003 to 2011 is summarized in the following table:

San Dimas Mine Production

		Grade		Contained Ounces
San Dimas Mine	Tonnes	g Au/t	g Ag/t	Au	Ag
2003	423,673	5.25	428	70,831	5,824,513
2004	397,647	6.90	525	88,214	6,717,055
2005	507,529	7.40	497	120,749	8,114,662
2006	688,942	7.76	438	171,906	9,706,131
2007	685,162	6.27	341	138,163	7,500,695
2008	657,479	4.25	259	89,838	5,479,084
2009	673,300	5.36	247	115,748	5,355,786
2010(1)	612,253	4.46	244	85,429	4,532,006
2011(1)	662,612	3.86	226	79,564	4,602,844
_______________________
(1)

Primero acquired the San Dimas Mine on August 6, 2010. From August 6, 2010 to December 31, 2011, mine production was 919,840 tonnes, grading 3.89 grams of gold and 229 grams of silver per tonne and having 114,923 contained ounces of gold and 6,778,318 contained ounces of silver.

Geological Setting

            The general geological setting of the San Dimas district is illustrated in the diagram below. Two major volcanic successions totalling approximately 3,500 metres in thickness have been described, the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

            The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

            More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

            The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

            The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

            The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

            The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

            Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

            The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

            The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

            The following diagrams represent a structural mapping and a geological section across, the San Dimas district. Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG.

            All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 metres on the Peña and Arana faults, to more than 1,500 metres on the Guamuchil fault.

Exploration and Drilling (General)

            Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zone with a distinct top and bottom that the prior owner of the mine termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded. The following diagram shows a schematic section of the Favourable Zone.

(Source: San Dimas Geological Office)

            This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

            Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors. Diamond drilling is of NQ/HQ size with excellent core recoveries at a cost of approximately US$130/metre.

Exploration and Drilling (2011/ early 2012)

            Exploration of the Favourable Zone at San Dimas Mine is done both by diamond drilling and by underground development work.

            Primero conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Fourteen diamond drill rigs and crews are employed in the mines, of which three are contracted.

            Exploration in 2011 and early 2012 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block, the Central Block (Robertita), and the Arana Hanging Wall, located between the Tayoltita mine and the Santa Rita mine. The Sinaloa Graben is a North-South trending block more than 7 kilometres long by almost 2 kilometres wide, bounded by two regional faults, Limoncito on the east and Sinaloa on the west, containing more than 20 veins of which only two, San Juan and San Vicente veins have been mined with the remainder of the veins unexplored. Approximately US$10.8 million was spent during 2011 on exploration with 56,000 metres of exploration drilling in 184 holes, and 5,742 metres of exploration drifting being completed. For 2012 the exploration budget was increased to US$12 million.

Central Block

            In the Central Block, 100 holes were completed in 2011 for a total of 25,572 metres of drilling. Drilling was focused on upgrading the Inferred Mineral Resources to Proven and Probable Mineral Reserve categories and to expand the knowledge at depth of the mineralized system. Drilling indicated that the known mineralization extends to a depth of at least 150 metres below the deepest current exploitation level.

Sinaloa Graben

            In the Sinaloa Graben, 63 holes were completed for a total of 18,242 metres of drilling. Drilling was focused on improving the certainty of the Inferred Mineral Resource and to confirm that the mineralization (ore shoots) were a continuation of the ore shoots of the Central Block. The exploration results at Sinaloa Graben continue to confirm higher grade mineralization than existing Mineral Reserves and Mineral Resources. The Aranza vein, discovered while drifting in Sinaloa Graben, yielded 5.2g/t of gold and 543g/t of silver over 2.2 metres. The newly discovered Elia vein, along the same drift also showed high-grade, with 12.9g/t of gold and 1,125g/t of silver over 3 metres.

            Results have also proven high-grade mineralization extends beyond the Sinaloa Graben to the west (West Block) and at depth. The Victoria vein, another high-grade vein system, 300 metres to the west of Sinaloa Graben, showed 12.64g/t of gold and 685g/t of silver over 1.47 metres true width and 10.5 g/t of gold and 498 g/t of silver over 3.68 metres true width, which is much higher grade and width than the current average. This area has never been explored in detail and has now been included into the 2012 exploration plan.

Arana Hanging Wall

            In the Arana Hanging Wall area, 21 holes were completed in 2011 for a total of 12,638 metres of drilling. The objective of the 2011 exploration program in the Arana Hanging Wall area was to confirm the presence of the large ore shoots suggested by previous results.

            Drilling results successfully confirmed the presence of mineralization at above average Mineral Reserve grade but at narrow widths. Holes A-25-230 (2) and A-25-230 (3) returned 3.03 g/t of gold and 581 g/t of silver in a width of 0.60 metres and 5.9 g/t of gold and 234 g/t of silver over 0.40 metres of true width.

            The Company has prioritized other exploration targets in the Central Block and particularly in the Sinaloa Graben Block. No exploration drilling is planned in the Arana Hanging Wall in 2012.

Contemplated Exploration and Development Activities

            The San Dimas US$12 million 2012 exploration program includes a record of approximately 65,000 metres of diamond drilling employing 14 rigs, broken into 30,000 metres of exploration drilling and 35,000 metres of delineation drilling plus 3,000 metres of exploration drifting.

            The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions.

            The San Dimas 2012 exploration program is designed to aggressively drill the exploration potential located in this prolific central corridor. San Dimas will systematically target mineralization located in close proximity to existing infrastructure along this high-grade central corridor. A primary objective of 2012 is to explore the southwest lateral extensions of the currently producing Roberta and Robertita vein systems into the adjacent Sinaloa Graben.

            The Sinaloa Graben is the next high-grade mineralized zone at San Dimas, and represents a considerable portion of the potential mid to long term production for the mine. This block contains more than 20 known veins of which only two have been mined with the remainder of the veins unexplored. A north-south tunnel currently extending 4.5 kilometres (planned to extend to 8.0 kilometres) through the centre of the Sinaloa Graben has been developed and provides direct underground access to the east-west mineralization projected within the high grade central corridor.

            Since acquiring the mine, Primero has discovered the Elia and Aranza high-grade veins in the southern end of the central corridor in the Sinaloa Graben. The Elia and Aranza veins are separated by 250 metres and run almost parallel to the central corridor of mineralization. Drifting results from Elia and Aranza continue to exceed expectations suggesting that the Sinaloa Graben contains much higher than the average grade and width of mineralization than reserves and resources in the Central Block.

            On March 28, 2012 Primero announced the discovery of the Victoria vein, located in the Sinaloa Graben, 1.0 kilometre north of the Elia vein. Primero has several high-grade intercepts of the Victoria vein, which exhibits similar grades, widths and mineralization as the prolific Robertita vein system in the adjacent Central Block. The Robertita vein is an important component of the Company’s Mineral Reserves and currently supplies a meaningful portion of the ore at San Dimas.

            The discovery of the Victoria vein is a promising result of the Company’s 2012 objective to validate the existence of the south-west lateral extensions of the Roberta and Robertita vein systems into the Sinaloa Graben. San Dimas is currently drilling the Victoria vein from former underground workings of the El Pilar vein with two rigs, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area has improved recently as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. San Dimas is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations.

            The Company’s goal in 2012 is to add to the estimated Mineral Reserves and Mineral Resources, net of depletion, and to convert mineralization from exploration potential to Inferred Mineral Resources through new discoveries. See “San Dimas Mine – Mineral Resource and Mineral Reserve Estimates”.

Deposits and Mineralization

            The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

            As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

            The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. An example of a vein with mineralization in the Favourable Zone extending for more than 2,000 metres in the Tayoltita Mine, the San Luis Vein, is illustrated below.

            Three major stages of mineralization have been recognized in the district: 1) early stage; 2) ore forming stage; and 3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: 1) quartz-chlorite-adularia; 2) quartz-rhodonite; and 3) quartz-calcite.

            The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

            The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike-length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Sampling, Assaying and Security

            Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: 1) samples of the mineralized zones exposed by the mine workings; and 2) samples of the diamond drill core from the exploration/development drilling.

            Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope. Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken. All mine samples (except for diamond drilling samples) are sent to the San Dimas laboratory for assaying.

            Drill core samples after being sawn in half are bagged, tagged and sent to external laboratory of SGS located in Durango, Mexico.

            At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 metre intervals. Splits are also taken along the sample line to reflect geological changes. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 metres. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein, or across the whole development drift. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

            As part of the Mineral Resource and Reserve estimation review, Primero decided in late-January 2012 that it would be prudent to engage an independent mining consultant. As such, the Company retained AMC, an independent mining and geological consulting firm that had not previously reported on the property, and another consultant that carried out a site assay laboratory audit. The quality control and data verification review performed as part of the Mineral Resource and Reserve estimation at San Dimas noted poor quality data. For this reason there are currently no Measured Mineral Resources, nor Proven Reserves stated. Indicated Mineral Resources are estimated using a distance of approximately 15 metres from data and Inferred Mineral Resources are estimated 30 metres from data. The Company has implemented revised quality control procedures and is utilizing an external laboratory for all drill samples until equipment at site can be replaced.

Mineral Resource and Mineral Reserve Estimates

            As part of the Mineral Resource and Reserve estimation review AMC assisted Primero in its review of the most appropriate estimation method currently applicable at San Dimas and completed an independent Mineral Resource and Reserve estimation for veins in the blocks which make up the current Mineral Reserves. The remaining veins outside the December 2011 Mineral Reserves were critically examined on the basis of support, and reclassified, mainly as Inferred Mineral Resources. The “Total Probable Reserves by Diamond Drilling” quoted in the previous (2010) statement, was included in this review.

            Primero and AMC selected a block modeling approach using a kriging interpolation method. The block modeling approach consisted of blocks 10 metres by 10 metres by width of the vein, in dimension. The Mineral Resources were constrained in 15 individual geological models based on wireframes of the various veins. These wireframes were modeled along the vein contracts, and were defined by structural geology, quartz veining and mineral alteration. Grade capping was not considered necessary based on the results of log probability plots of the accumulated gold and silver grades.

            Due to the quality of the data not being up to industry standards and after discussions with Primero, a set of tasks was put in place in order to underpin the Mineral Resources and Mineral Reserves. The most important activity involved a review of the reconciliation process and the actual comparison based on the laboratory figures to the metal in doré. The fact that San Dimas is an operating mine that has been successfully producing precious metals for many decades means that reconciliation is an important indicator of the reliability of Mineral Resource and Mineral Reserve estimates, particularly when data underpinning those estimates is of questionable reliability.

            AMC decided that all block modeled resource should be classified as Indicated Mineral Resource. The lack of Measured Resources reflects current concerns over the reliability of the underlying data. However, it was decided that the relatively conservative approach to the block modeled estimates, together with support from mine to mill reconciliation, justified the Indicated Mineral Resource classification. Classification is based as follows: Indicated Mineral Resource approximately 15 metres from data, Inferred Mineral Resources 30 metres from data, for the block modelled Mineral Resources. To convert Mineral Resources to Mineral Reserves, mining dilution has been added and mining recovery factors applied on an individual vein basis.

            AMC has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3 metres and 1 metre. On a general basis, vein widths up to 2.2 metres have been assumed to be mined by jackleg, and those over 2.2 metres by jumbo. For both jackleg and jumbo mining, unplanned dilution of 0.2 metres on each side of the planned mining width and 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 58%. For the Indicated Mineral Resource material in the 15 veins upon which the Mineral Reserve estimate is based, the respective mined tonnes from jumbo and jackleg mining are estimated at 45% and 55% respectively. A mining recovery factor of 95% has been assumed, other than for the top 4 metres of sills where the factor is 75%.

            The block model for each vein has parent block dimensions of 10 metres by 10 metres by the width of the vein with sub-celling to 2 metres by 2 metres x vein width. For vein volume estimation, AMC has reviewed the vein in 10 metres Easting sections at 2 metres height and has calculated a true vein width for each section based on the average azimuth and dip of that section. Dilution for each block has been added to the block volume calculation as per the above minimum mining width and unplanned dilution factors.

            Reserve metal prices of $1,250/oz Au and $20/oz Ag have been adopted, with a Mine Cut-off Grade of 2.52 g/t AuEq. Where all development to a given mining area is in place, a Mining Block Cut-off Grade of 2.14 g/t AuEq has been used (Marginal 1-Type Ore). Where mining in a given vein is underway and a choice is to be made on in-vein material being sent to the mill as ore or used as waste, a Cut-off Grade of 0.75 g/t AuEq has been employed (Marginal 2-Type Ore). Percentages of Marginal 1- and Marginal 2-Type Ores in the Reserves are 6% tonnes and 1% ounces and 8% tonnes and 1% ounces respectively.

Cautionary Note to Investors Concerning Reserve Estimates

The following Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This section uses the terms “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

Cautionary Note to Investors Concerning Technical Disclosure Not Supported by Technical Report

Certain technical disclosure in this AIF relating to the Mineral Resource and Mineral Reserve estimate for the San Dimas Mine (and the disclosure supporting such estimate, including quality assurance / quality control disclosure) has not been supported by a technical report prepared in accordance with NI 43-101. The technical report is being prepared by qualified persons under NI 43-101 and it will be available on the SEDAR website located at www.sedar.com under Primero’s profile on or before May 15, 2012. Readers are advised to refer to that technical report when it is filed.

            The results of the estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 2011. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut off and price data is shown in the footnotes.

San Dimas Mine Mineral Resources and Mineral Reserves
(as of December 2011)
	Tonnage	Gold	Silver	Contained	Contained
	(metric	Grade	Grade	Gold	Silver
Classification	Tonnes)	(g/t)	(g/t)	(ounces)	(ounces)
Reserves
Probable	3,514,000	4.5	280	505,000	31,800,000

Resources
Indicated	2,877,000	6.2	390	577,000	36,470,000
Inferred	5,833,000	3.8	320	704,000	60,770,000
_______________________
Notes to Mineral Resources Statement:
(1)	Mineral Resources include Mineral Reserves.
(2)	A 2 g/t AuEq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and silver price of US$25 per troy ounce.
(3)	A constant bulk density of 2.7 tonnes/M3 has been used.

Notes to Mineral Reserves Statement

(1)

Cutoff grade of 2.5 g/t AuEq, based on total operating cost of US$98.5/t. Metal prices assumed are Au – US$1,250 per troy ounce and Ag – US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

(2)	Processing recovery factors for gold and silver of 97% and 94% assumed.
(3)	Exchange rate assumed is 13 pesos/US$1.00.

            As a simple sensitivity exercise, prices of US$1,700/oz for Au and US$30 for Ag were applied to the final reserve estimate, giving a total of 3.8 m tonnes at 4.2 g/t Au and 270 g/t Ag for 514,000 oz Au and 32 m oz Ag. AMC believes that a more detailed assessment at these metal prices would result in a further incremental increase in tonnes and Au ounces with an incremental decrease in grade.

Cautionary Note to Investors Concerning Exploration Potential

NI 43-101 permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this Annual Information Form. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

            There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization has been estimated from geological and grade modelling, and includes portions of the previously reported (2010) Mineral Resource that have been excluded from the 2011 Mineral Resource base. These targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

Mining Operations

            The mines of the San Dimas district consist of five underground gold and silver mining operations and include the West Block, the Sinaloa Graben Block, the Central Block, the Tayoltita and the Santa Rita mines. With the current and near term mine plans, the Central Block is scheduled to provide the majority of the San Dimas mine production during 2012. Production is programmed to come from 11 veins (46 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the West Block mining area. This mining area is characterized by veins that dip 75° with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining using load, haul and dump equipment. Primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita which has a capacity of 2,100 tpd. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré.

            The West Block Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation. In 2011, the mill averaged 1,950 tpd (340 days of operations).

            The production from the San Dimas operations in 2011 was 662,612 tonnes at an average grade of 3.86 g Au/t and 226 g Ag/t for production of 79,564 oz gold and 4.6 million oz silver at recoveries of 97% and 94%, respectively. In 2010, production was 612,253 tonnes at an average grade of 4.46 g Au/t and 244 g Ag/t for production of 85,429 oz gold and 4.53 million oz silver at recoveries of 97% and 94%, respectively. Information regarding 2010 production prior to the August 6, 2010 acquisition of the San Dimas Mine by Primero was from the previous owner of the San Dimas Mine.

            Operating costs for San Dimas Mines during 2011 averaged US$98.72 per tonne. The San Dimas operations have achieved reductions in operating costs by increasing the scale of operations as well as improvements in efficiencies of operating methods. All operations will incur some increase in operating costs associated with future tailings operations and associated environmental monitoring, and ongoing inflation within the mining industry.

            The following summarizes the performance of the San Dimas milling operations during 2011 and 2010.

	Year Ended	Year Ended
	December 31,	December 31,
	2011	2010(1)
Tonnes milled	662,612	612,253
Average Grade Au (g/t)	3.86	4.46
Average Grade Ag (g/t)	226	244
Average Recovery (Au)	97%	97%
Average Recovery (Ag)	94%	94%
Recovered Oz (Au)	79,564	85,429
Recovered Oz (Ag)	4,602,844	4,532,006
_______________________
(1)	Primero acquired the San Dimas Mine on August 6, 2010. Includes operating information from the previous owner of the San Dimas Mine.

            The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two pumping systems have been installed to transport the high density tailings (53% solids) slurry to a box canyon 1,847 metres east and up 125 metres from the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz gold and silver doré bars (average 98% pure).

            The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,300 tpd (or 2,150 tpd at 94% mill availability) to replace the capacity required for shutdown of the San Antonio Mill. For 2011, the Tayoltita Mill operated at 1,950 tpd. The 2,150 tpd expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding and the Putzmeister tailings pump. The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion were increased automation and process controls as well as a general upgrade of the plant power distribution and control system. To achieve 850,000 tpa Primero will have to expand the mill capacity to a nominal capacity of approximately 2,500 tpd. Primero expects to make a decision to expand the milling facility to either 2,500 tonnes per day or 3,000 tonnes per day in the third quarter of 2012. Detailed engineering will begin to determine the optimal mill size given the ability for the mine to explore and develop new mining areas while optimizing current mining processes.

Las Truchas Hydro Generating Power Plant/ Line

            The construction of the Las Truchas hydro generation power line that began in 2005 was completed in 2008. This 34 kVA power line from the Las Truchas Dam, 42 kilometres north of the San Dimas Mine, has expanded the former available power from 1.4 MW to 7.0 MW (Stage 1) and reduced power costs from 11 cents/kWh to 1.5 cents/kWh. More than US$33.0 million has been invested since 2005 to complete Stage 1, which involved both the relocation of the town at the dam site and the construction of a new power house. The Company is considering installing additional turbines at a lower elevation point in the river to increase the power generation of the Las Truchas facility from 50 GW to 150 GW.

Tayoltita Tailings

            The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

            The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

            Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Over the past few years significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

            During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 cubic metres of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps operating in parallel and a new tailings pumping system installed with the capacity to pump high density tailings (53% solids) a distance of 1,847 metres and up a 125 metres difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

            Construction of the initial phase of an earthen berm against the downstream side of the dam was completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of the third belt filter, comprising excavating the foundation, constructing the building, filter and auxiliary equipment installation and filter instrumentation. This filter allows the operation of the process plant to filter up to 2,100 tpd in a continuous way.

            On January 3, 2012, tailings containing 5 ppm cyanide was spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the accident. The Mexican federal attorney for environmental protection, PROFEPA, and the Mexican national water commission, CNA, visited the site in January 2012. The Company understands that both the PROFEPA and the CNA considered the spillage to be localized. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to the Company that they considered the incident as localized and under control. The letter specifies that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, the Company has taken a number of corrective actions including building a temporary containment structure for the tailings pipe (design specifications for a permanent solution are under consideration) and conducting a preliminary assessment to confirm that there is no residual impact to Piaxtla River aquatic life (an external expert will conduct a further assessment during the second quarter of 2012). The CNA will remit the final report and impose fines, if any, against the Company following their receipt of PROFEPA’s final report and recommendations. See “Risk Factors – San Dimas Tailings Management Risks.

San Antonio Tailings

            Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

            Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress.

            During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall). The present hydraulic dam design was confirmed during 2008 through a series of tests.

            In the last three years, a monitoring phase on the downstream slope was carried out in order to determine if settlement caused by the construction of the rock-fill for the stability on the slope were suitable to place a concrete cover on top of it. The study was completed and the settlements in the last year was minimal, leading the Company to conclude that the concrete can be placed without being affected by these settlements.

Environmental Capital Expenditures

            Capital expenditures for environmental purposes since 2004 totalled approximately US$13.9 million at Tayoltita/Cupias and US$9.8 million at San Antonio. The storage capacity at Cupias is more than 30 years (at a mill rate of 2,500 tpd). In 2011, approximately $1.5 million was spent installing a third tailings filter (the project was started in 2010). The full project was completed by December 31, 2011 at a total cost of $3.2 million.

RISK FACTORS

            The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious metals properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risk

            Primero’s activities are primarily directed towards mining operations at the San Dimas Mine. Primero’s activities also include the exploration for and development of mineral deposits.

            Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, delaying or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. See “Business of Primero – San Dimas Mine – Environmental Matters for the San Dimas Mine”.

            The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

            The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital.

            There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity Prices

            The price of the Common Shares, Primero’s financial results and its exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a limited extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mine is dependent on gold and silver prices that are adequate to make these properties economic.

            Also, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in its mining properties and increased amortization, reclamation and closure charges. See “Risk Factors – Silver Contract and Taxes” for a discussion of risks associated with a material write-down of Primero’s investment in its mining properties.

            Further, see “Risk Factors – Silver Contract and Taxes” for a discussion of risks associated with taxes and the Amended and Restated Silver Purchase Agreement relating to an increase in silver prices.

Silver Contract and Taxes

            As part of the acquisition of the San Dimas Mine, Primero assumed obligations under two silver purchase agreements. Primero’s Mexican subsidiary, Primero Empresa, is obligated to sell all the silver produced at the San Dimas Mine, to certain annual thresholds, to Primero’s Barbadian subsidiary, Silver Trading, at, prior to October 11, 2011, when the silver purchase agreement was modified, the prevailing market price and, after October 11, 2011, at the lesser of approximately US$4 per ounce (adjusted for inflation) and the prevailing market price. Silver Trading is obligated to sell all of the silver purchased to SW Caymans at the lesser of approximately US$4 per ounce (adjusted for inflation) and market prices.

            Prior to the Company filing its formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan, Primero Empresa recorded income taxes based on selling all silver produced at the San Dimas Mine at market prices. The losses incurred by Silver Trading from purchasing silver at market prices and selling silver at the lesser of approximately US$4 per ounce and market prices had no tax benefit since Barbados is a low tax jurisdiction. Therefore, from a consolidated perspective, the silver sales to SW Caymans realized approximately US$4 per ounce; however, the Company recorded income taxes based on sales at market prices.

            Having filed the formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan, the Company now records revenues on silver sales to SW Caymans at realized prices and remits income tax to the Mexican tax authorities on the same basis. Should the Company fail in its application and have to revert to paying taxes on sales to SW Caymans based on the market price of silver, the Company will immediately have to pay all taxes due but will incur no penalty for taxes not paid for the duration of the application process. Throughout the application process, the Company intends to identify the potential tax as a contingent liability.

            In the event that the Company has to revert to paying taxes based on the market price of silver for all sales to SW Caymans, the higher the market price of silver, the greater amount of taxes Primero Empresa will record and have to pay. Until recently, the market price of gold has moved in the same direction as changes in the market price of silver. If the ratio between the market prices of gold and silver changes further in favour of silver, the Company will be adversely affected. If the ratio moves significantly outside historical rates, the Company’s cash flow may not be sufficient to fund its obligations and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. The contingent liability in respect of such an adverse ruling as at December 31, 2011 is $28.6 million, of which $18.8 million has already been paid by the Company in cash prior to the filing of the formal application in respect of 2010 and 2011 silver sales; as such, the cash that would have to be paid to satisfy the contingent liability at December 31, 2011 is $9.8 million. Since the Company intends to continue to record taxes in Mexico based on realized prices, the contingent liability will grow during the formal application process. At December 31, 2011, the Company reviewed its mining properties for impairment and concluded, based on its discounted cash flow models, and assuming a favourable ruling from the Mexican tax authorities, that there was no impairment.

            In addition, as the annual threshold amounts of silver to be sold to SW Caymans will increase over time under the Amended and Restated Silver Purchase Agreement (see “Business of Primero – Amended and Restated Silver Purchase Agreement”), the adverse tax consequences to the Company may, depending on the annual production of silver, increase in severity and the Company’s cash flow may not be sufficient to fund its obligations, there may be an impairment loss and a write down of the San Dimas Mine and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. In the event of an impairment loss and a write-down of the San Dimas Mine, the Company may not be able to meet certain tangible net worth financial covenants under the Convertible Promissory Note held by Goldcorp and under the Promissory Note held by Goldcorp’s Luxembourg subsidiary which could result in an event of default, in which case the holders of such notes, at their option, may respectively declare all or part of the obligations under the Convertible Promissory Note and under the Promissory Note to be due and payable either on demand or immediately without demand and such holders may, in their discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against the Company for the recovery of the obligations under the Convertible Promissory Note and under the Promissory Note. In the event that such holders declare obligations under the Convertible Promissory Note and/or obligations under the Promissory Note in excess of $5 million to be due and payable or any enforcement steps are taken by such holders following an event of default under the Convertible Promissory Note or the Promissory Note, an event of default will occur under the Amended and Restated Silver Purchase Agreement. Upon the occurrence of an event of default under the Amended and Restated Silver Purchase Agreement, SW Caymans, at its option, may take any or all of the following actions (i) declare all amounts thereunder due and payable, (ii) terminate the Amended and Restated Silver Purchase Agreement, or (iii) enforce its security under the Amended and Restated Silver Purchase Agreement.

            Also, in the event that the Company has to revert to paying taxes based on the market price of silver for all sales to SW Caymans, the Company’s cash flow may not be sufficient to meet certain financial covenants under the Convertible Promissory Note held by Goldcorp and under the Promissory Note held by Goldcorp’s Luxembourg subsidiary and could also result in an event of default, with the same potential consequences as set out above for certain tangible net worth financial covenants under the Convertible Promissory Note and the Promissory Note are not met.

            See “Risk Factors – Commodity Prices” for a discussion of risks associated with decline in silver prices.

Uncertainty in the Estimation of Reserves and Mineral Resources

            The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form and used in the Company’s mine models are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of the San Dimas Mine, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the Convertible Promissory Note and under the Promissory Note held by Goldcorp’s Luxembourg subsidiary that could constitute an event of default. See “Risk Factors – Silver Contract and Taxes” for a discussion of risks associated with an impairment loss and a material write-down of Primero’s investment in its mining properties. See “Introductory Notes – Cautionary Note to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources and Exploration Potential

            Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Mineral Resources with sufficient geological continuity to constitute Proven and Probable Mineral Reserves as a result of continued exploration. The disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

Need for Additional Mineral Reserves

            Because the San Dimas Mines have limited lives based on Probable Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions.

Indebtedness

            As a result of completion of the Acquisition, Primero has significant consolidated indebtedness, which includes the indebtedness to a wholly-owned Luxembourg subsidiary of Goldcorp under the Promissory Note and the indebtedness to Goldcorp under the Convertible Promissory Note. As a result of this indebtedness, Primero is required to use a portion of its cash flow to service principal and interest on its debt, which limits the cash flow available for other business opportunities.

            Primero’s indebtedness could have important consequences to Primero and the value of the Common Shares, including:

  limiting Primero’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes;
  limiting Primero’s ability to use operating cash flow in other areas of the business because a portion of these funds must be indicated to service the debt;
  increasing Primero’s vulnerability to general adverse economic and industry conditions;
  limiting Primero’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and
  limiting Primero’s ability or increasing the costs to refinance indebtedness.

            Given the covenants imposed under the indebtedness and the restrictions on incurring additional debt under the Amended and Restated Silver Purchase Agreement, Primero may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with covenants under these debt agreements or any other additional debt agreements entered into by Primero, including a failure to meet applicable financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, Primero’s assets may not be sufficient to repay such debt in full.

Additional Capital

            The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing, including capital for expansion of mining operations at the San Dimas Mine in accordance with Primero’s business plans. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

            Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver from the San Dimas Mine are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of operations of the San Dimas operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Title to Property

            Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the properties comprising the San Dimas Mine will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development of the San Dimas Mine.

            There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which the properties comprising the San Dimas Mine are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties comprising the Sans Dimas Mines or any property it may acquire.

Local Groups

            An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has agreements with the Ejidos that impact the San Dimas Mine, some of these agreements may be subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at San Dimas Mine. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of the San Dimas Mine.

            Four of the properties included in the properties that comprise the San Dimas Mine are subject to four separate legal proceedings commenced by local Ejidos where the local Ejido is seeking title to the property.

            The first proceeding was brought without the knowledge of DMSL and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL. In the event that annulment proceedings are not successful, then the Company plans to pursue negotiation of a temporary occupancy agreement with the Ejido. If the Ejido refuses to negotiate a temporary occupancy permit, then the Company plans to initiate proceedings under Mexican law which provide for priority rights for mining activities.

            The remaining proceeding were brought by the local Ejido claiming ownership of the properties on the principal of “adverse possession” or “acquisition by prescription”, which are methods of acquiring ownership rights to property, against the owner and other third parties, through possession of the property for an uninterrupted period of time. The Company is not a party to any of these proceeding. In the event that the Ejido is successful in its proceedings, the Company will take steps to annul the verdict or commence an action as an affected third party. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.

Government Regulations, Consents and Approvals

            Exploration and development activities and mining operations at San Dimas are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or the San Dimas properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt operations at the San Dimas Mine.

Environmental Risks and Hazards

            Primero’s operations at San Dimas are subject to Mexican and applicable state environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the San Dimas Mine which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the Acquisition.

            Government approvals and permits are currently, and may in the future be, required in connection with operations at the San Dimas Mine. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

            Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

            Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

            Operations at the San Dimas Mine may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations. See “Risk Factors – San Dimas Tailings Management Risks”.

            The San Dimas Mine is presently involved in an environmental certification process. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

San Dimas Tailings Management Risks

            As a result of a hole that developed in a tailings pipe on January 3, 2012, tailings from the San Dimas Mine spilled into the Piaxtla River. The Company has since taken a number of corrective actions including building a temporary containment structure for the tailings pipe while a permanent solution is currently being designed. The Mexican governmental authorities consider the spillage localized and under control. Following the spillage, the Company has taken a number of corrective actions including building a temporary containment structure for the tailings pipe and conducting an assessment to confirm that there is no residual impact to Piaxtla River aquatic life. The Mexican authorities may impose fines although any fines would not be expected to be significant. See “Business of Primero – San Dimas Mine – Environmental Matters for the San Dimas Mine”.

            Although Primero believes the design and operation of tailings containment sites in the San Dimas district comply with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were initiated in 2005 to upgrade the containment structures and tailings operations. Further amounts were spent in 2006 and 2007 to remediate the Tayoltita tailings dam, including completing the reinforcement of the dam bank with the compaction of 621,800 cubic metres of borrowed material and replacing the 10 relay tailings pumping stations with three positive displacement pumps operating in parallel with the capacity to pump high density tailings (53% solids) a distance of 1,847 metres and up a 125 metres difference in elevation to the dam. In addition, high capacity thickeners were added to the mill to increase the tailings density and reduce the solution containment and the tailings lines above the river were suspended in a spill recovery trough with provision to divert any spills into a containment area. In 2009, two basins were constructed in the back of the dam to collect and neutralize the “contact water” (the water that falls on the dam) that could contaminate the dry tailings deposited and a second basin (in series with the previous basin) in case the first basin’s capacity is exceeded. A perimeter wire fence was also constructed around the tailings dam area to neutralize the contact water dam area to limit the access by persons and animals. The project included the construction of a seepage drainage and collection channel below the dam.

            The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

            The Asset Purchase Agreement and the Share Purchase Agreement do not provide for any indemnities from DMSL and GSBL (together the “San Dimas Vendors”) against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified DMSL for any future environmental claims or liabilities.

Labour and Employment Matters

            In March 2011, a strike by the union of millworkers stopped production for a month. The Company believes that its current relations with employees and the unions are good. Production at the San Dimas Mine will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Primero with its employees and unions at the San Dimas Mine may have a material adverse effect on Primero’s business, results of operations and financial condition.

Infrastructure

            Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. With respect to the San Dimas Mine, any interruption in power supply from the hydroelectric project could adversely impact on operations at the San Dimas Mine.

Insurance and Uninsured Risks

            Operations at the San Dimas Mine are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

            Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards which may not be insured against or which Primero may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

            The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected. Further, Primero has agreed not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates.

Risks Inherent in Acquisitions

            The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of the Company’s key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired properties, companies or securities.

            Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Acquisition Identification and Integration Risks

            While the Company may seek acquisition opportunities consistent with its growth strategy, there is no assurance that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

            To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Common Shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

            There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Foreign Operations Risks

            All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; hostage taking; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

            Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

            Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

Mining Operations in Mexico

            The San Dimas Mine is located, and the Company’s mineral exploration activities are conducted, in the States of Durango and Sinaloa, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Key Personnel

            The Company’s ability to successfully operate the San Dimas Mine and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of Interest

            The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Wade Nesmith and Mr. Eduardo Luna are each directors of Silver Wheaton, with which the Company has entered into the Amended and Restated Silver Purchase Agreement, and Mr. Timo Jauristo and Mr. Rohan Hazelton are each officers of Goldcorp, from which the Company acquired the San Dimas Mine. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Potential Unknown Liabilities Associated with the Acquisition

            The San Dimas Assets and the shares of Silver Trading were acquired on an “as is, where is” basis and the representations and warranties and indemnities provided by the San Dimas Vendors in respect of the San Dimas Assets are limited. Consequently, the recourse the Company may have against the San Dimas Vendors is limited. Further, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The Company may not be indemnified for some or all of these liabilities.

Additional Debt

            The Company’s ability to incur additional indebtedness and to secure additional indebtedness is limited under the Amended and Restated Silver Purchase Agreement. The Amended and Restated Silver Purchase Agreement permits the Company to incur additional financial indebtedness up to US$50 million, subject to increase after three years after payout of the Promissory Note and subject to satisfaction of certain financial covenants. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Significant Shareholder

            Goldcorp owns approximately 35.3% of the issued and outstanding Common Shares, other than Common Shares issuable upon the conversion of the Convertible Promissory Note. Goldcorp is entitled to maintain this proportionate ownership interest and is entitled to proportionate Board representation. The current DMSL Director Nominees on the Board are Mr. Jauristo and Mr. Hazelton. Subject to applicable law, Goldcorp may be able to effectively cause or prevent a change in control of the Company.

DIVIDENDS

            The Company has paid no dividends since its incorporation and currently has no plans to do so in the foreseeable future.

CAPITAL STRUCTURE

            Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of December 31, 2011, there were 88,259,831 Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of the AIF, 88,259,831 Common Shares of the Company are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

            Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

            Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act). The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Options and Warrants

            As of the date of this AIF, the Company also had outstanding obligations to issue up to 29,374,490 Common Shares, as follows:

  warrants to purchase an aggregate of 20,800,000 Common Shares at a price of $8.00, expiring on July 20, 2015; and

  stock options to purchase an aggregate of 8,574,490 Common Shares at a price ranging from $2.70 to $6.00, expiring between July 29, 2013 and November 8, 2016, all of which are governed by the Company’s amended and restated 10% rolling stock option plan, which was approved by shareholders on June 28, 2010 and became effective on August 19, 2010.

Promissory and Convertible Promissory Notes

            As part of the purchase price for the San Dimas Mine, the Company issued to DMSL:

  a subordinate secured promissory note in the principal amount of US$50 million (the “Promissory Note”), which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp and of which US$5 million plus interest was repaid on December 31, 2011; and

  a US$60 million principal amount subordinate secured convertible promissory note with a term of one year, subject to a one year extension (the “Convertible Promissory Note”), which DMSL subsequently assigned to Goldcorp and of which US$30 million was repaid on October 19, 2011.

            The Promissory Note and the Convertible Promissory Note are secured by the San Dimas Mine and by a guarantee of the Company.

Promissory Note

            The principal amount of the Promissory Note bears interest at a rate of 6% per annum until fully repaid, which interest will be payable annually on December 31 of each year. The principal will be repaid in equal annual instalments of $5 million during each of the four years beginning on December 31, 2011, with the balance of the unpaid principal being repaid on December 31, 2015, provided that if the “free cash flow” from the San Dimas Mine exceeds $40 million in any year, then 50% of such excess will be used to repay the Promissory Note. On July 12, 2011, the Promissory Note was amended whereby the definition of Tangible Net Worth was modified to include the total of “equity” plus the total dollar amount recorded as the value of share purchase warrants of Primero less intangibles as characterized under IFRS. On December 31, 2011, the Company made a payment of US$5 million plus interest with respect to the Promissory Note.

Convertible Promissory Note

            The Convertible Promissory Note carries an annual interest rate of 3%, is convertible by Goldcorp into Common Shares at $6.00 per share (with the principal amount owing converted into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the Acquisition), and is repayable at maturity by the Company in cash or Common Shares.

            Goldcorp had the option to extend the term of the note by one year if the Company exercised its option to convert at the maturity date. On July 20, 2011, the Company served notice to Goldcorp to convert the Convertible Promissory Note into Common Shares and, on August 4, 2011, Goldcorp elected to extend the term of the Convertible Promissory Note by one year. On October 19, 2011, the Company paid US$30 million of the Convertible Promissory Note.

            As Goldcorp elected to extend the term of the Convertible Promissory Note by one year, and the Company did not pay the principal amount in cash immediately, the Company now has the option to convert the Convertible Promissory Note to shares on the second maturity date at a price equal to the greater of (a) the 90% of the volume weighted average trading price of the Common Shares for the five trading days ending immediately prior to the first maturity date, which was $3.74, and (b) 90% of the volume weighted average trading price of the Common Shares for the five trading days ending immediately prior to the second maturity date. Therefore, if the Company makes such an election to convert on the second maturity date, the lowest price at which the debt would be converted is $3.74 per Common Share and the Company would issue 8,422,460 Common Shares to Goldcorp.

            Under the terms of the Convertible Promissory Note, while the Convertible Promissory Note is outstanding, the Company is required to apply the proceeds from any exercise of the warrants, and any further public or private equity offering of securities of the Company, to the repayment of the Convertible Promissory Note.

            On July 12, 2011, the Convertible Promissory Note was amended whereby the definition of Tangible Net Worth was modified to include the total of “equity” plus the total dollar amount recorded as the value of share purchase warrants of Primero less intangibles as characterized under IFRS.

MARKET FOR SECURITIES

Common Shares

            The Company’s Common Shares are traded on the TSX under the symbol “P”. Commencing on August 15, 2011, the Company’s Common Shares began trading on the NYSE under the symbol “PPP”. The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSX for the periods listed:

Period	High (CDN$)	Low (CDN$)	Volume
2011
January	4.70	3.85	8,057,125
February	4.48	3.95	3,075,666
March	4.14	3.38	7,517,330
April	5.09	3.64	7,244,945
May	4.95	4.32	3,934,388
June	4.37	3.03	7,834,543
July	4.60	3.17	14,034,202
August	4.59	3.38	9,985,165
September	3.70	2.31	11,686,409
October	3.13	2.51	2,800,524
November	3.62	2.71	5,234,061
December	3.70	3.07	3,162,148
2012
January	3.78	3.08	4,301,453
February	3.23	2.75	5,057,603
March 1 to 29	2.91	2.28	3,880,581

Common Share Warrants

            The Company’s common share warrants are traded on the TSX under the symbol “P.WT”. The following table shows the high and low trading prices and monthly trading volume of the common share warrants of Primero on the TSX for the periods listed:

Period	High (CDN$)	Low (CDN$)	Volume
2011
January	1.52	1.06	76,258
February	1.33	1.20	114,520
March	1.25	1.00	102,201
April	1.30	0.88	1,419,374
May	1.24	0.98	314,170
June	0.96	0.49	429,430
July	0.90	0.61	2,147,466
August	0.90	0.45	1,840,185
September	0.65	0.40	970,501
October	0.52	0.355	199,700
November	0.53	0.36	1,002,152
December	0.49	0.275	504,250
2012
January	0.44	0.27	1,114,535
February	0.40	0.27	280,490
March 1 to 29	0.34	0.20	262,337

Prior Sales

            During the financial year ended December 31, 2011, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

	Number and Type of	Issue or Exercise
Date of Issuance	Securities Issued	Price Per Security
January 17, 2011	41,666 Common Shares(1)	$2.00
March 7, 2011	175,000 stock options	$3.99(3)
April 4, 2011	81,738 Common Shares(1)	$1.60
April 19, 2011	7,500 Common Shares(1)	$2.00
April 25, 2011	10,000 Common Shares(1)	$1.60
April 26, 2011	4,583 Common Shares(1)	$1.60
June 6, 2011	39,166 Common Shares(1)	$2.00
June 12, 2011	6,416 Common Shares(1)	$2.00
June 13, 2011	4,512 Common Shares(1)	$1.60
June 13, 2011	71,082 Common Shares(1)	$2.00
June 16, 2011	13,750 Common Shares(1)	$2.00
June 21, 2011	33,000 Common Shares(1)	$2.00
June 22, 2011	41,666 Common Shares(1)	$2.00
June 23, 2011	20,832 Common Shares(1)	$2.00
June 27, 2011	333 Common Shares(1)	$2.00
June 28, 2011	82,499 Common Shares(1)	$2.00
June 28, 2011	3,750 Common Shares(2)	$3.00
June 28, 2011	15,000 Common Shares(2)	$2.70
June 30, 2011	33,333 Common Shares(1)	$2.00
November 8, 2011	300,000 stock options	$3.47(3)
November 29, 2011	10,000 Common Shares(2)	$2.70
_______________________
(1)	Common Shares issued on the exercise of common share purchase warrants.
(2)	Common Shares issued on the exercise of stock options.
(3)	Reflects the exercise price of stock options and common share purchase warrants, as applicable.

ESCROWED SECURITIES AND SECURITIES SUBJECT
TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Escrowed Securities

            As of December 31, 2011, no securities of the Company were held in escrow.

Contractual Restrictions on Transfer

            Pursuant to the terms of the Participation Agreement, DMSL has agreed that, up to August 6, 2013, neither DMSL nor its affiliates, which include Goldcorp, will sell any Common Shares that result in DMSL and its affiliates, collectively, owning less than 31,151,200 Common Shares.

            Pursuant to a support agreement dated as of August 6, 2010 among SW Caymans, Mr. Luna and Mr. Nesmith (the “Support Agreement”), until August 6, 2013, Mr. Luna and Mr. Nesmith each agreed that he will not sell any Common Shares that result in him owning less than 101,840 Common Shares (less than approximately 0.1% of the issued and outstanding Common Shares) and 157,176 (less than approximately 0.1% of the issued and outstanding Common Shares), respectively. Before Mr. Luna’s resignation as Executive Vice President and President (Mexico) of the Company on November 30, 2011, Mr. Luna was released from his Common Share ownership obligations under the Support Agreement. Effective March 15, 2012, upon Mr. Nesmith’s resignation as Executive Chairman and appointment as Chairman of the Company, the Support Agreement was terminated.

DIRECTORS AND OFFICERS

            The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company. Mr. Timo Jauristo and Mr. Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Finance, respectively, of Goldcorp were nominated as directors by Goldcorp, pursuant to DMSL’s rights under the Participation Agreement.

            The term of office of each director of the Company ends immediately before the election of directions at the annual meeting of shareholders each year.

Name and Residence	Position(s) with the Company	Principal Occupation	Director Since

JOSEPH CONWAY(1)(2) Ontario, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	June 28, 2010

RENAUD ADAMS Ontario, Canada	Chief Operating Officer	Chief Operating Officer of the Company	N/A

DAVID BLAIKLOCK(1) British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	N/A

JOAQUIN MERINO-MARQUEZ Ontario, Canada	Vice-President, Exploration	Vice President, Exploration of the Company	N/A

DAVID SANDISON Ontario, Canada	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	N/A

TAMARA BROWN(1) Ontario, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations of the Company	N/A

Name and Residence	Position(s) with the Company	Principal Occupation	Director Since

H. MAURA LENDON Ontario, Canada	Vice-President, General Counsel and Corporate Secretary	Vice-President, General Counsel and Corporate Secretary	N/A

WADE NESMITH British Columbia, Canada	Chairman and Director	Chairman of the Company	October 29, 2008

EDUARDO LUNA(2) Mexico State, Mexico	Director	Director of the Company	October 29, 2008

DAVID DEMERS(3)(4)(5) British Columbia, Canada	Director	Chief Executive Officer of Westport Innovations Inc.	October 29, 2008

GRANT EDEY(4)(5)(6) Ontario, Canada	Director	President and Chief Executive Officer of Khan Resources Inc.	June 28, 2010

ROHAN HAZELTON(2)(5)(6) British Columbia, Canada	Director	Vice President, Finance of Goldcorp	August 25, 2010

TIMO JAURISTO(3) British Columbia, Canada	Director	Executive Vice President, Corporate Development of Goldcorp	August 25, 2010

ROBERT QUARTERMAIN(3)(4) British Columbia, Canada	Director	President and Chief Executive Officer of Pretium Resources Inc.	June 28, 2010

MICHAEL RILEY(5)(6) British Columbia, Canada	Director	Director of the Company	April 22, 2010
_______________________
(1)	Member of the Disclosure Committee. Mr. Blaiklock is the Chair of the Disclosure Committee.
(2)	Member of the Health, Safety and Environmental Committee. Mr. Luna is the Chair of the Health, Safety and Environmental Committee.
(3)	Member of the Human Resources Committee. Mr. Demers is the Chair of the Human Resources Committee.
(4)	Member of the Governance and Nominating Committee. Mr. Edey is the Chair of the Governance and Nominating Committee.
(5)

Member of the Special Committee established on May 17, 2011 for the proposed business combination with Northgate, which was terminated on August 29, 2011. Mr. Hazelton resigned from the Special Committee on June 28, 2011.

Mr. Demers was the Chair of the Special Committee.
(6)	Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee.

            As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,442,048Common Shares, being 1.6% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

            The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Joseph Conway – President, Chief Executive Officer and Director

            Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway has been a director of Dalradian Resources Inc. since June 2010. He served as President and Chief Executive Officer of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010, and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

Renaud Adams – Chief Operating Officer

            Mr. Adams has been Chief Operating Officer of the Company since November 1, 2011. From February 2010 to October 2011, Mr. Adams was Senior Vice-President, Operations Americas of IAMGOLD, during which time he was responsible for the operations and organic growth of IAMGOLD within the Americas. From May 2007 to February 2010, he was Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD, which saw him responsible for administration, operations and near-mine exploration, as well as social and legal aspects of the mine’s business. Previously, from January 2005 to May 2007, he was Vice President and General Manager of the El Mochito Mine in Honduras for Breakwater Resources Ltd. and, from August 2000 to December 2004, he was Mine Manager and Mill Superintendent of El Toqui Mine in Southern Chile. Mr. Adams holds actuarial and engineering degrees from Laval University.

David Blaiklock – Chief Financial Officer

            Mr. Blaiklock has been Chief Financial Officer of the Company since July 6, 2009. Mr. Blaiklock is a Chartered Accountant with 20 years public company experience in a senior financial role. From March 1997 to December 2008 he was Vice President and Corporate Controller of Intrawest Corporation, a large multinational owner, developer and operator of mountain destination resorts. During his years with Intrawest, Mr. Blaiklock was involved with all aspects of running the financial operations of a growth-oriented and acquisition-focused public company. Previously, he was Corporate Controller of a number of public and private companies, primarily involved in real estate development. He graduated with a B.A. (Honours) degree from the University of Sheffield and received his designation as a Chartered Accountant (England & Wales) in 1979 and British Columbia in 1981 while with the international accounting firm of Deloitte & Touche.

Joaquin Merino-Marquez – Vice President, Exploration

            Mr. Merino-Marquez joined the Company on February 23, 2011, as Vice President, Exploration. Between 2006 and 2011, Mr. Merino-Marquez was Vice President, Exploration for Apogee Minerals Ltd., a Toronto-based Company with interest in polymetallic deposits in Bolivia. From 2003 to 2006, Mr. Merino-Marquez was the exploration manager at Porgera Mine, in Papua New Guinea, for Placer Dome Inc. Before that Mr. Merino-Marquez was a mine geologist at La Camorra mine in Venezuela, a high grade gold deposit in the Greenstone Belt. Mr. Merino-Marquez worked as an exploration and mine geologist for the Chilean government and for junior companies in a number of South America countries. During these years he has been involved in the negotiation and acquisition of various exploration projects in Chile, Ecuador, Argentina and Peru. He has also carried out numerous economic evaluations on precious and base metal projects all over South America. He holds a Master degree in Sciences from Queens University (Ontario), and a Bachelor degree in Geology from University of Seville (Spain). Mr. Merino-Marquez is a member of the Association of Professional Geoscientists of Ontario.

David Sandison – Vice President, Corporate Development

            Mr. Sandison has been Vice-President, Corporate Development of the Company since October 18, 2010. From January 2010 to September 2010, he was Vice-President, Corporate Development of Clarity Minerals, a private company with investments in Canadian and African gold mining and exploration. From February 2009 to December 2009, he was a mining consultant. From June 1984 to January 2009, he worked in senior management capacities with the Noranda Group of Companies (subsequently Falconbridge and Xstrata plc). From September 2006 to January 2009, he was Director Corporate Development of Xstrata Zinc Canada. From February 2005 through September 2006, he was Vice-President of Novicourt Inc., a public Noranda subsidiary. From July 2001 through August 2006, he was Director Corporate Development for Noranda Inc. Before this he held senior management positions with Noranda subsidiaries in Chile and the United States. Mr. Sandison has a Bachelor of Applied Science (Geological Engineering – 1982) degree from The University of Toronto and a Master of Business Administration (1984) degree from Queen’s University.

Tamara Brown – Vice President, Investor Relations

            Ms. Brown has been Vice President, Investor Relations of the Company since June 1, 2010. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD. Ms. Brown was responsible for all aspects of investor relations including being a member of its disclosure committee. Previously, she was an investor relations consultant for several junior exploration companies and partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

H. Maura Lendon – Vice President, General Counsel and Corporate Secretary

            Ms. Lendon has been Vice President, General Counsel and Corporate Secretary of the Company since March 29, 2012. From May 2011 until March 2012, Ms. Lendon was President of Aurah Advisory Services Inc., during which time she provided strategic and governance advisory services to diverse businesses. From April 2008 to May 2011 she was Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of HudBay Minerals Inc. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer (Canada) of AT&T. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

Wade Nesmith – Director and Chairman of the Board

            Mr. Nesmith is the Chairman of the Board and a director of Primero. He has served in the capacity of director of the Company since October 29, 2008. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He also served as Co-Chair of the Company from November 2008 until June 1, 2010. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE), and is Chairman of Selwyn Resources Ltd. (TSX-V).

Eduardo Luna – Director

            Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009 he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

David Demers – Director

            Mr. Demers has been a director of the Company since October 28, 2008. He is a founder of Westport Innovations, a provider of proprietary technology that allows engines to operate on clean-burning gaseous fuels, and has been Chief Executive Officer and a director of Westport Innovations since the company was formed in March 1995. Before founding Westport Innovations, Mr. Demers worked for IBM Canada Ltd. and then founded and served as president of a closely-held consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers obtained a Bachelor of Physics degree in 1976 and a Bachelor of Law degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Cummins Westport Inc., a private company in which Westport Innovations has a 50% investment, and Juniper Engines Inc., a private company in which Westport Innovations has a 49% investment.

Grant Edey – Director

            Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Rohan Hazelton – Director

            Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, ten of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President, Finance at Goldcorp since March 2006, where he is responsible for, amongst other duties, Goldcorp’s sales programs. He was formerly Corporate Controller for Goldcorp, before Goldcorp’s merger with Wheaton River, he was a key member of Wheaton’s management team. Mr. Hazelton was a director of Gryphon Gold Corp. from July 2005 to December 2008, and he was the director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton worked for Deloitte & Touche LLP and Arthur Andersen LLP from September 1999 to November 2002 as a senior auditor. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Timo Jauristo – Director

            Mr. Jauristo has been a director of the Company since August 25, 2010. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. Mr. Jauristo has been the Vice President of Corporate Development for Goldcorp since June 2009. From January 1990 to June 2005, Mr. Jauristo was the General Manager of Corporate Development for Placer Dome Inc. Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. (“Zincore”) from October 2006 to May 2009. He was the interim Chief Executive Officer of Southwestern Resources Inc. (“Southwestern Resources”) from June 2005 to May 2009. Both Zincore and Southwestern Resources are junior mining companies with exploration and development assets mostly in Peru. He was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr. Jauristo was also part of the team that discovered the Osborne copper-gold deposit in Queensland.

Robert Quartermain – Director

            Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President of Silver Standard Resources Inc. from January 1985 until January 2010, and as Chief Executive Officer from January 2004 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1982. He also worked for Teck Corp. before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

            Mr. Riley has been a director of the Company since April 22, 2010. He retired as a senior audit partner from Ernst & Young LLP in September 2006 more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and U.S.-listed public company clients in mining, transportation, and banking. He also spent two years leading its Vancouver office’s mergers & acquisitions due diligence practice. Mr. Riley is a director, the Chair of the Governance Committee and a member of the Audit Committee of Canalaska Uranium Ltd. (TSX). Mr. Riley is also a director and Chairman of the Audit Committee of British Columbia Lottery Corporation, and a director of the Vancouver Symphony Society and the BCAA Road Safety Foundation. Mr. Riley has been a Chartered Accountant since 1978 and is a member of both the Institute of Chartered Accountants of B.C. and the Ordre des comptables agréés du Quebec. He graduated with a Bachelor of Commerce degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also earned a graduate degree in public accounting from McGill University in 1977.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

            No director or executive officer of Primero is, as at the date of this AIF, or has been, within the last ten years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

            For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

            Except as set out below, no director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

            In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc. (“Oxford”), a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford filed a plan of bankruptcy for certain of its North American subsidiaries under U.S. Chapter 11 bankruptcy legislation. It emerged from bankruptcy protection in March, 2005. Mr. Nesmith is the Chairman and a director of Primero.

Sanctions

            No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

            Several directors of Primero also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

            Four of the properties included in the properties that comprise the San Dimas Mine are subject to four separate legal proceedings commenced by local Ejidos where the local Ejido is seeking title to the property.

            The first proceeding was brought without the knowledge of DMSL and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL. In the event that annulment proceedings are not successful, then the Company plans to pursue negotiation of a temporary occupancy agreement with the Ejido. If the Ejido refuses to negotiate a temporary occupancy permit, then the Company plans to initiate proceedings under Mexican law which provide for priority rights for mining activities.

            The remaining proceeding were brought by the local Ejido claiming ownership of the properties on the principal of “adverse possession” or “acquisition by prescription”, which are methods of acquiring ownership rights to property, against the owner and other third parties, through possession of the property for an uninterrupted period of time. The Company is not a party to any of these proceeding. In the event that the Ejido is successful in its proceedings, the Company will take steps to annul the verdict or commence an action as an affected third party. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.

TRANSFER AGENT AND REGISTRAR

            The co-transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc. at its principal office in Golden, Colorado.

MATERIAL CONTRACTS

            The material contracts entered into by the Company within the financial year ended December 31, 2011 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)

Second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010. See “Acquisition of San Dimas Mine” and “Business of Primero – Amended and Restated Silver Purchase Agreement”;

(b)

Convertible promissory note issued by the Company to DMSL on August 6, 2010, as assigned to Goldcorp on August 6, 2010, amended on July 12, 2011. See “Acquisition of San Dimas Mine” and “Capital Structure – Promissory and Convertible Promissory Notes”;

(c)

Promissory note issued by Primero Mexico to DMSL on August 6, 2010, as assigned to a wholly- owned Luxembourg subsidiary of Goldcorp on August 6, 2010, and amended on July 12, 2011. See “Acquisition of San Dimas Mine” and “Capital Structure – Promissory and Convertible Promissory Notes”;

(d)

Participation agreement between DMSL and the Company, made as of August 6, 2010. See “Acquisition of San Dimas Mine” and “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer”;

(e)

Deed of indemnity among Silver Trading, the Company and Goldcorp, made as of August 6, 2010. See “Business of Primero – Amended and Restated Silver Purchase Agreement – Agreements in Support of the Silver Purchase Agreement”;

(f)

Common share purchase warrant indenture, dated July 20, 2010, and supplemental warrant indenture, dated July 28, 2010, between the Company and Computershare Trust Company of Canada. See “Acquisition of San Dimas Mine”;

(g)

Asset purchase agreement among DMSL, Primero Empresa and the Company, together with vendor disclosure letter from DMSL to Primero Empresa and the Company, and purchaser disclosure letter from Primero Empresa and the Company to DMSL, all made as of July 29, 2010. See “Acquisition of San Dimas Mine”; and

(h)	Share purchase agreement between GSBL and the Company, dated July 29, 2010. See “Acquisition of San Dimas Mine”.

INTERESTS OF EXPERTS

            The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by Primero during, or relating to, Primero’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

  Velasquez Spring, P.Eng., Senior Geologist and Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited who authored the Technical Report; and

  Rodney Webster, MAIG, Herbert A. Smith, P.Eng. and J. Morton Shannon, P.Geo. of AMC Consultants who prepared or supervised the preparation of information upon which the scientific and technical information under the heading “San Dimas Mine – Mineral Resource and Mineral Reserve Estimates” is based.

            To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

            Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

            The Company’s auditors, Deloitte & Touche LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional Information

            Additional information relating to the Company may be found on SEDAR at www.sedar.com.

            Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the management information circular for Primero’s annual and special meeting of shareholders held on May 17, 2011, which is available on SEDAR at www.sedar.com.

            Additional financial information is also provided in Primero’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011, which may be found on SEDAR at www.sedar.com.

Audit Committee

Audit Committee Charter

            The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

            The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

            Michael Riley (Chair), Grant Edey and Rohan Hazelton are the members of Primero’s Audit Committee. Each of Messrs. Riley, Edey and Hazelton are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees.

Relevant Education and Experience

            For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;

  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

            The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

            For the financial years ended December 31, 2011 and 2010, the Company paid the external auditor, Deloitte & Touche LLP, $572,290 and $348,480, respectively, as detailed below:

	Fees Incurred to		Fees Incurred to
	Auditor in Year		Auditor in Year
	Ended		Ended
Nature of Services	December 31, 2011		December 31, 2010
Audit Fees(1)	$357,250	(5)	$331,440	(6)
Audit-Related Fees(2)	$0		$0
Tax Fees(3)	$215,040		$17,040
All Other Fees(4)	$0		$0
Total	$572,290		$348,480
_______________________
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

(5)	$52,500 of these fees are with respect to the United States Securities and Exchange Commission Form 40-F in connection with the NYSE listing application.
(6)	$63,600 of these fees are with respect to the Short Form Prospectus filed in connection with the Company’s offering of subscription receipts in July 2010.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I.	PURPOSE AND PRIMARY RESPONSIBILITY

A.             Purpose

The purpose of this Audit Committee charter is to clearly set out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”), annual evaluation and compliance with this charter.

B.             Primary responsibility

The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for other matters as set out in this charter and/or as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

II.	MEMBERSHIP

A.             Each member of the Audit Committee must be an independent director of the Company in accordance with the Company’s Board Manual.

B.             The Audit Committee will consist of at least three members, all of whom shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

C.             The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

D.             For so long as the common shares of the Company are registered under Section 12(b) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), at least one member of the Audit Committee must meet and satisfy the qualifications, as determined by the board of directors of the Company, of an “audit committee financial expert”, as such term is defined in Item 407 of Regulation S-K under the Exchange Act, or in any rule adopted by the United States Securities and Exchange Commission that supercedes such definition.

III.	AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

A.             engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Audit Committee will report directly to the Audit Committee;

B.             communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

C.             to incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, such expenses to be paid for by the Company.

IV.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee include:

A.             recommending to the Board the external auditor to be nominated by the Board;

B.             recommending to the Board the compensation of the external auditor, to be paid by the Company, in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

C.             reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

D.             overseeing the work of the external auditor;

E.             ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

F.             ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

G.             ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

H.             reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with GAAP and the MD&A is in compliance with appropriate regulatory requirements;

I.             reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

J.             reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

K.             reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies before such information being disclosed;

L.             reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

M.             reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, before the dissemination of these documents to shareholders, regulators, analysts and the public;

N.             satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

O.             overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

P.             reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

Q.             reviewing, monitoring, discussing and assessing the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and discussing policies with respect to risk assessment and risk management, which discussions will include (i) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and (ii) guidelines and policies to govern the process by which risk assessment and management is undertaken;

R.             satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon.;

S.             resolving disputes between management and the external auditor regarding financial reporting;

T.             establishing procedures for:

i.             the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

ii.             the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

U.             reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

V.             pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

W.             overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities; and

X.             establishing procedures for:

i.             reviewing the expenses of the Chair of the Board, and the Chief Executive Officer (the “CEO”) on a semi-annual basis

ii.             reviewing the adequacy of the Company’s insurance coverage (excluding Directors’ and Officers’ insurance coverage, which is reviewed by Governance and Nominating Committee)

iii.            reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board

iv.            obtaining reasonable assurance as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company

v.             reviewing fraud prevention policies and programs, and monitoring their implementation

vi.            reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

a)	tax and financial reporting laws and regulations;

b)	legal withholding requirements;

c)	environmental protection laws and regulations.

Y.             A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

Z.             On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

V.	MEETINGS

A. The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

B.             The Board of Directors will appoint the Chair of the Audit Committee. The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead engagement partner of the external auditor.

C.             The Audit Committee’s schedule of meetings and agendas will be set annually by the Audit Committee. Dates and locations will be provided to the Board, the Audit Committee members, the external auditors and management in advance.

D. The Audit Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

E.             The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

F. The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

G.             Each of the chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

VI.	REPORTS

A.            The Audit Committee will report, at least quarterly, to the Board regarding the Audit Committee’s examinations and recommendations, and annually to the Board regarding the Audit Committee’s compliance with this Charter.

B. The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

VII.	MINUTES

A. The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VIII.	ANNUAL PERFORMANCE EVALUATION

A. The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.